



HIGHWAY HOLDINGS

Annual Report 2010

To Our Shareholders:

The worldwide economic slowdown continued to impact the company in fiscal 2010. Nonetheless, Highway Holdings' financial position remains strong and we are well positioned to regain our sales momentum as the global economy begins to improve.

Our streamlining initiatives implemented during the past year – including the closure of two production facilities, the reduction of our workforce by approximately half and a reduction in auditing fees – helped to cushion the impact of global challenges in fiscal 2010, and allowed Highway Holding to report a modest profit.

We are encouraged that business began to improve during the last four months of fiscal 2010. Unfortunately, a severe labor shortage and increase in labor costs in southern regions of China impacted our sales and profits for fiscal 2010. Fortunately, we are now beginning a new fiscal year with a strong order backlog.

Despite our promising outlook, we continue to carefully monitor the worldwide situation and to adjust our operations accordingly. Very significant increases in wages and the extreme steep devaluation of the euro from January until June 2010 were obvious negative forces impacting the industry and especially our operations. Fortunately, we are a nimble and resourceful organization. Despite the dramatic events during the last three years, we were able to increase our cash and cash equivalents position to about $7 million at March 31, 2010, reduce our total liabilities, and further reduced our SG&A expenses on a year-over-year basis.

While we are clearly a resilient company, real challenges still exist, but we remain extremely focused on enhancing shareholder value and quite confident that better times are in the near future.

We are quite frustrated by the roller coaster fluctuations within the manufacturing industry. Therefore, we have recently decided to explore opportunities to further enhance shareholder value through appropriate synergistic acquisitions or a strategic merger. Our business consultant, who was engaged late last year, understands our business and goals and is looking for suitable companies. We believe that there are numerous Chinese companies that offer potential opportunities for synergistic growth or other business relations.

We look forward to reporting developments, as appropriate, in the months ahead.

On behalf of all our employees, I appreciate your continued support and your strong belief in our organization.

Sincerely yours,

Roland Kohl
President and Chief Executive Officer

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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 09 2010
WASH, D.C.
193
SECTION

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________.

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28990

HIGHWAY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of principal executive offices)

Po Fong
Chief Financial Officer
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
telephone: (852) 2344-4248
fax: (852) 2343-4976
po.fong@highwayholdings.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 3,779,674 Common Shares were outstanding as of March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [_] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __ Accelerated filer __ Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP [X]

International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]

Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 __ Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

TABLE OF CONTENTS

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FORWARD - LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under "Item 3. Key Information."

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in management's expectations. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the U.S. Securities and Exchange Commission, which we refer to in this Report as the "SEC."

CONVENTIONS

Highway Holdings Limited is a holding company that operates through various controlled subsidiaries. Unless the context indicates otherwise, all references herein to "the Company" refer collectively to Highway Holdings Limited and its subsidiaries. References to "China" or "PRC" are to the People's Republic of China (excluding Hong Kong), whereas references to "Hong Kong" are to the Hong Kong Special Administrative Region of the People's Republic of China. Unless otherwise stated, all references to "dollars" or $ are to United States dollars. "RMB" and "Renminbi" are references to the legal currency of China.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Our historical Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in United States dollars. The following selected statements of operations data for each of the three years in the period ended March 31, 2010 and the balance sheet data as of March 31, 2010 and 2009 are derived from our consolidated financial statements and notes thereto included in this Annual Report. The selected statements of operations data for each of the years ended March 31, 2007 and 2006 and the balance sheet data as of March 31, 2006, 2007 and 2008 were derived from the Company's consolidated financial statements, which are not included in this Annual Report, and have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests. The selected information is qualified in its entirety by reference to, and should be read in conjunction with, such consolidated financial statements, related notes and "Operating and Financial Review and Prospects" included as Item 5 in this report.

Selected Consolidated Financial Information
(In thousands, except for per share data):

	2006	2007	2008	2009	2010
Statement of Operations					
Net sales	$25,843	$31,469	$33,164	$33,729	$21,739
Gross profit	4,243	6,236	5,074	6,704	4,700
Operating (loss) income	602	386	(2,277)	881	333
Net (loss) income	42	594	(1,921)	768	420
Dividend declared and paid [1]	1,389	1,288	132	0	113
Per share amounts					
Net (loss) income -basic	$ 0.01	$0.16	$(0.50)	$0.21	$0.11
Net (loss) income -diluted	0.01	0.16	(0.50)	0.20	0.11
Dividend declared & paid [1]	0.40	0.36	0.035	0	0.03
Weighted average number of shares:					
Basic	3,465	3,636	3,810	3,744	3,755
Diluted	3,544	3,690	3,810	3,774	3,758
Balance Sheet Data					
Property, plant and equipment, net	$2,787	$3,980	$3,646	$2,840	$2,051
Working capital	9,960	8,944	7,556	9,040	9,803
Total assets	18,891	22,414	20,490	17,811	16,352
Long term debt	803	1,133	833	553	295
Shareholders' equity	12,274	12,167	10,545	11,449	11,672
Common shares issued and outstanding	3,525,558	3,779,746	3,819,900	3,720,520	3,779,674

(1) Dividends declared for all periods were declared as cash dividends.

RISK FACTORS

The Company's business and operations involve numerous risks, some of which are beyond the Company's control, which may affect future results and the market price of the Company's Common Shares. The following discussion highlights some of the risks the Company faces.

Risks Relating to Operating in China

Dependence on Agreements with Chinese State-Owned Enterprises. Since January 2010, virtually all of the Company's manufacturing operations are conducted at a single facility located in Long Hua, Shenzhen, China (approximately 2% of the Company's revenues for the fiscal year ended March 31, 2010 were generated from a second, small, facility that the Company still operates in Wuxi, China). The Company's operations in Long Hua, Shenzhen, are conducted pursuant to agreements entered into between certain China companies and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements"). To facilitate the Company's operations in Long Hua, Shenzhen, the local government initially set up three separate China companies that are parties to the BFDC Agreements. The term of two of these agreements have been extended with the remaining two China companies, and these two agreements now expire in 2016 (by the mutual consent of the parties, the third agreement with the local government agency no longer is active). Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company and the Company is responsible for paying a management fee, and certain other charges to the BFDC. As a result of structuring its operations so that they are conducted pursuant to the BFDC Agreements, the Company's operations in Long Hua, Shenzhen, are not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. For example, the Company has not been required to apply for permits or licenses in China or to register to do business in China. Should there be any adverse change in the Company's dealings with the BFDC, or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized.

The BFDC Agreements are dependent on the Company's continuing good relationship with the designees of the local government. In the event of a dispute involving these government agencies involving the BFDC Agreements, the Company could have difficulty trying to enforce its rights under these agreements because the parties to the agreements are Chinese governmental agencies. The Company's operations and prospects would be materially and adversely affected if the governmental parties to the BFDC Agreements do not honor the current agreements under the BFDC Agreements.

To date, the Company and the BFDC have been dealing with each other on terms different in certain respects from those contained in their respective BFDC Agreements. There can be no assurance that the BFDC will insist upon a change in the current practices so as to require stricter adherence to the terms of their agreements, which strict adherence could be less favorable to the Company than the practices currently in effect. If the Company were required to adhere to the terms of the BFDC Agreements, the Company's business and results of operations could be materially and adversely affected.

Termination of Long Hua Leases, or Failure to Renew the Long Hua Leases Would Materially Change The Company's Future Operations and Organizational Structure. The Company's main manufacturing facilities, located in Long Hua, Shenzhen, consist of approximately 450,000 square feet of space for manufacturing operations and dormitory facilities These facilities are leased pursuant to six leases (the "Premises Leases"). The Premises Leases were renewed in 2008 and currently expire on February 28, 2012. The Premises Leases may also be terminated by either the Company or the landlord upon six months notice to the other party. Should either the Company or the landlord elect to terminate the Premises Leases prematurely (because of a breach of the leases by the Company, or pursuant to its six-month right to do so), the Company would have to relocate its largest facility to other, as yet unidentified, facilities. The Company believes that currently there are other alternative facilities available to the

Company in or near Long Hua, Shenzhen. However, because the Company operates under special arrangements (such as the BFDC Agreements), any relocation would have to be within the current customs area in order for the Company to retain its current special tax and operating status. If the Company were to move outside of its current customs area, it would lose its special tax and operating status and would be subject to significantly greater governmental controls and taxes. Accordingly, in order to maintain its current operating status, the Company anticipates that it would attempt to relocate its manufacturing facilities within the current limited customs area. While the Company believes that there are other facilities available within the current customs area, the number of such other facilities is limited, and the Company may not be able to find facilities that both suit its needs and that are financially acceptable. If the Company has to move its manufacturing facilities as a result of the termination of the Premises Leases and is unable to find suitable alternative facilities within its customs area, the Company's entire operating and financial structure would be adversely changed. Such a change in the Company's tax and operating status is expected to have a material adverse affect on the Company's operations, financial condition, and stock price. In addition, even if the Company does find suitable alternative facilities, if necessary, any relocation of the Company's principal manufacturing facilities to alternative facilities would be costly, would materially disrupt the Company's operations, could result in the Company having to pay increased rent and fees (including higher customs deposits), and would adversely affect the Company's operations, its business, and its financial condition during the relocation and for at least one year thereafter. Accordingly, the termination of the Premises Leases would have a material adverse affect on the Company's operations and financial condition in the near future. No assurance can be given that the Company's landlord will not terminate the Premises Leases, or that the Company will be able to re-negotiate and extend the Premises Leases upon their expiration in 2010.

Recent Changes in Labor Laws, Environmental Regulation, Safety Regulation and Business Practices, and Operating Costs in China, and in Shenzhen in Particular, Have Significantly Increased the Costs and Risks of Doing Business. As described elsewhere in this Annual Report, the Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration--in particular, requirements leading to life long employment), and safety regulations for buildings and workers. In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company's cost of operations. Economic development in China, particularly in Shenzhen, China, may be limited as well by other factors, such as the overburdened infrastructure, inadequate transportation, power, and water supplies. Certain parts of China, including the Company's facilities in Long Hua, Shenzhen, have in the past experienced shortages of electricity and water, which could negatively affect the Company. During the past fiscal year, the Company has experienced both water and electricity shortages, which have caused the Company to supplement its electricity needs through its diesel electricity generators. The foregoing factors have increased the risks of doing business in China and have caused many companies to terminate their operations in Southern China and have caused most of the remaining companies operating in Shenzhen, China to restructure their operations. The foregoing changes adversely affected the Company's recent financial results. No assurance can be given that other business changes will not be implemented that will further negatively affect the Company and that the Company will, in fact, be able to continue to operate and/or prosper under any new business or regulatory conditions.

Internal Political and Other Risks. As of the date of this Annual Report, all of the Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Changes in policies by the Chinese government resulting in changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, currency re-valuations or the expropriation of private enterprise could materially adversely affect the Company. The Chinese government has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. There can be no assurance, however, that the Chinese government will continue to pursue such policies, that such policies will be successfully pursued, that such policies will not be significantly altered from time to time, or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments.

Further Revaluation Of Renminbi Yuan. As a company whose operations are entirely based in China, it is exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. Since the fixed China currency exchange rate ended in July 2005, the yuan has appreciated relative to the U.S. dollar. Nevertheless, the United States (or "U.S.") and certain European countries have continued to call for the re-valuation of the RMB, which revaluation would result in the appreciation of the RMB. In response to the demand for a revaluation of the renminbi, the Chinese government has permitted the RMB to appreciate in value (over 20% of cumulative appreciation since July 2005, when China abolished the yuan's peg to the dollar). There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the renminbi against the U.S. dollar. Since an increase in the value of the RMB results in an increase of the Company's operating costs in China, any future increases in the value of the RMB compared to the U.S. dollar and other currencies will have a negative affect on the Company's financial results. Should the RMB continue to appreciate in value compared to the U.S. dollar, the Company's cost structure and pricing would change and have a material negative effect on its operations, sales and financial results.

Labor Shortages, Increased Wages And Recent Changes In The China's Labor Laws Negatively Affect The Company's Operations And Increase Its Operating Costs. During the fiscal year ended March 31, 2010 ("fiscal 2010"), the Company experienced major shortages in available labor. As a result of the unavailability of workers, the Company was unable to complete the manufacture and delivery of a significant amount of goods ordered by the Company's customers. The Company's factory labor force (excluding administrative and other employees) during fiscal 2010 shrank from 750 workers to 350 workers before the Company was able to attract the necessary amount of workers (as of March 31, 2010, the Company employed approximately 750 employees). In order to fill its need for additional workers, the Company had to pay higher wages (as much as 60% higher), incur overtime charges, and had to pay its workers sign-up and retention bonuses. All of these actions significantly increased the Company's cost of operations and affected the Company's gross margins, and the failure to timely complete its customers' orders because of the lack of workers resulted in reduced revenues during fiscal 2010 and strained relations with certain of the Company's customers. The Company believes that these labor shortages are likely to persist and will increase its cost of operations in the future. In addition, these labor shortages may become worse as the recent worldwide recession eases and economic development and manufacturing increases in China. In order to reduce the cost and risks associated with the decreasing availability of workers and the increasing cost of its workers, the Company has embarked on a plan to increase its automation and its use of robotics in its operations. Although the cost of acquiring and installing automation equipment initially is high, the Company believes that in the long term these costs will be offset by increases in productivity and a decrease in the marginal cost of production.

In June 2007, the National People's Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The increase in labor costs has increased the Company's operating costs, which increase the Company has not always been able to pass through to its customers. The Company's attempt to increase its prices to reflect the increase in labor and other costs has strained its relations with certain of its principal customers. In addition, under the new law, employees who have worked for the Company for 10 years or more or who have had two consecutive fixed-term contracts must be given an "open-ended employment contract" that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company's rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company's ability to downsize its workforce in the event of an economic downturn. The changes in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company's manufacturing facilities. No assurance can be given that the Company will not in the future be subject to additional labor cost increases or even labor strikes or other disruptions as a result of the labor issues caused by the new laws.

The Uneven Application of Labor and Environmental Laws in China Negatively Affects the Company's Ability to Compete. China has adopted new, and more stringent labor, safety and environmental laws and regulations. These new regulations have made operating in China significantly more difficult and expensive. However, based on its internal observations, the Company believes that these new labor, safety and environmental laws and regulations are being enforced by the Chinese government primarily against non-Chinese companies operating in China. As a result, the additional costs and burdens of new labor, safety and environmental laws and regulations primarily burden non-Chinese companies, such as the Company, and not the local companies. This uneven application of the laws makes it more difficult for the Company to compete against Chinese companies.

Uncertain Legal System and Application of Laws. The legal system of China is often unclear and is continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. While China has a comprehensive system of laws, the application of these laws by the existing regional and local authorities is often in conflict and subject to inconsistent interpretation, implementation and enforcement. New laws and changes to existing laws occur quickly and sometimes unpredictably. As is the case with all businesses operating in China, the Company often is also required to comply with informal laws and trade practices imposed by local and regional administrators. Local taxes and other charges are levied depending on the local needs for tax revenues and may not be predictable or evenly applied. These local and regional taxes/charges and governmentally imposed business practices often affect the Company's cost of doing business and require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies. For example, the Company and companies operating under the BFDC arrangements, have periodically been taxed on foreign currency bank transfers, which taxes have been substantial (these bank transfer fees are, effectively, an additional compensation tax on BFDC companies). In addition, it is often extremely burdensome for businesses to comply with some of the local and regional laws and regulations. Recently, the local and regional agencies have increasingly enforced rules that previously were not enforced, thereby increasing the burden on the Company and the other businesses operating in the region. While the Company has, to date, been able to increase its compliance with the regulations and operate within the newly enforced rules and business practices, no assurance can be given that it will continue to be able to do so in the future. Should the local or regional governments or administrators impose new practices or levies that the Company cannot effectively respond to, or should the administrators continue to enforce more of those rules that they have not previously enforced, the Company's operations and financial condition could be materially and adversely impacted. The Company's ability to appeal many of the local and regionally imposed laws and regulations is limited, and the Company may not be able to seek adequate redress for laws that materially damage its business. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws do exist in China, it may not be possible to obtain swift and equitable enforcement of that law.

Current Favorable Tax Policy Could Change. Under the BFDC Agreements, the Company is not considered by local tax authorities to be doing business in China; therefore, the Company's activities in China have not been subject to local taxes on its operations. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements. Since the Company reimburses the BFDC for its expenses related to the Company's activities in China, the Company effectively pays the taxes on its operations. There can be no assurances, however, that the Company will not be subject to direct taxation on its operations in the future. If China did impose a direct tax upon the Company, the tax could materially adversely affect the Company's business and results of operations. See Note 3 of Consolidated Financial Statements for additional information on taxation.

Current Tax Benefit for the Company's Chinese Subsidiary. The Company's Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary was incorporated in the PRC and commenced operations in November 2006. As a result, the subsidiary qualified for a tax holiday and a 50% tax reduction through 2010. There is no assurance that the Chinese government will not cancel or revise this tax holiday before 2010. To date, Kayser (Wuxi) Metal Precision Manufacturing Limited has not been able to generate profits and has not been able to utilize these tax benefits.

Tax Risks of Operating in China. The Company's operations are subject to certain locally imposed taxes, the imposition of which is unpredictable and burdensome. For example, until early 2009, the Company operated a light fixture manufacturing facility in He Yuan. The Company was previously informed that its operations in He Yuan would be treated substantially the same as those in Shenzhen and, therefore, would not be subject to local taxation. However, after initiating operations in He Yuan, the Company was told that its operations in He Yuan would, in fact, be taxed. The amount of the unexpected tax made the facility in He Yuan unviable, and resulted in the Company's decision to terminate its operations in He Yuan. As a result, the He Yuan facilities were closed in April 2009, and the operations of that facility are being relocated back to Long Hua, Shenzhen. No assurance can be given that the Company will not become subject to other unexpected taxes and levies that could detrimentally affect the Company's cost structure in China and its future results from operations.

The Company is not required to withhold taxes in China for its Hong Kong based employees who reside less than 183 days in China. While the Company carefully monitors the amount of time that its affected employees spend in China, an inadvertent violation of the employment restrictions in China by some of the Company's employees could expose the Company to significant additional taxes in China.

Political Or Trade Controversies Between China And The United States Could Harm The Company's Operating Results Or Depress The Stock Price. Relations between the U.S. and China have during the past few years been strained as a result of numerous events, including the controversies over the protection in China of intellectual property rights that have threatened the business relations between the countries. These strains on U.S./China relations could affect the ability of foreign companies operating in China, such as the Company, from engaging in business with, or selling to the U.S. or U.S. companies. Any disruption of the current trade relations with the U.S. could have a material adverse effect on the Company's business. No assurance can be given that these and any other future controversies will not change the status quo involving peaceful trade relations between the U.S. and China, or that the Company's business and operations in China will not be materially and adversely affected. Even if trade relations between the U.S. and China are not affected by political difficulties between the two countries, such political friction could adversely affect the prevailing market price for the Company's Common Shares.

Labor Shortages and Employee Difficulties. One of the principal economic advantages of locating the Company's operations in China has been the availability of low cost labor. Due to the enormous growth in manufacturing in China and the effects of China's one-child policy, the Company has recently experienced some difficulty in filling its labor needs. In addition to the recently developing tight labor market, the Company has also been affected by cyclical trends and other shortages in labor supply. For approximately two months each year, there are severe labor shortages in China as a result of the Chinese New Year during which time the Company follows the customary practice at its factory complex to grant its employees home leave and to, therefore, temporarily discontinuing operations. Any material or prolonged shortage of labor would have a material adverse effect on the Company's results of operations.

During the past few years, the Chinese government has made sweeping changes to labor laws, including increasing minimum wages, limiting overtime hours, permitting workers to join labor unions, permitting workers to sue their employers to enforce labor law violations, and requiring employers to provide other employee benefits. As a result of the foregoing labor law changes, the cost of hiring workers has substantially increased, which has negatively affected the Company's cost advantage it enjoyed compared to non-China manufacturers. Employers found to be violating these labor rules are often severely penalized. The strict enforcement of the labor laws, combined with the shortages in the available labor pool, have increased the Company's costs of finding, hiring, paying, and otherwise providing for employees.

Risks Related to Operations

The Global Economic Weakness Has Adversely Affected The Company's Business And Short-Term Earnings, Liquidity And Financial Condition And, Until Global Economic Conditions Improve, Is Expected To Continue To Do So. Most of the Company's customers are international companies that operate globally or serve global markets. As a result, the Company's customers have been affected by the unstable global financial and credit markets and by the recent downturn in many economies. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to affect adversely, the demand for the Company's customers' products, the amount and timing of their orders, the financial strength of those customers and the Company's suppliers, and/or the Company's suppliers' and customers' ability to fulfill their obligations. For example, the Company's revenues decreased by $11,990,000 (or 36%) in fiscal 2010 compared to revenues for the fiscal year ended March 31, 2009 as the Company's customers reduced their purchase orders. Although purchase orders have increased recently, these factors are expected to continue to affect the Company's operations, earnings and financial condition. This instability also could affect the prices at which the Company can sell its products, which also could adversely affect the Company's earnings and financial condition.

The Company is Increasingly Financially Dependent Upon a Few Major Customer. Historically, a substantial percentage of the Company's sales has been to small number of customers. During the years ended March 31, 2008, 2009 and 2010, the Company's sales to its three largest customers for such periods accounted for approximately 46.1%, 48.2% and 50.5% of net sales respectively. See "Business—Major Customers." While the Company believes that there are material benefits to limiting is customer base to a few, large well-established and financially strong customers, having fewer customers also has significant risks. The Company's success will depend to a significant extent on maintaining its major customers and on the success achieved by its major customers. The Company could be materially adversely affected if it loses any major customers or if the business and operations of its major customers decreases. While the Company has in the past been able to replace major customers, no assurance can be given that the Company will be able to do so in the future. Since most of the Company's sales transactions with its customers are based on purchase orders received by the Company from time to time, the Company is to a large extent dependent upon continuously receiving new purchase orders for its future sales. As a result, most of the Company's revenues are dependent upon periodic orders and the amount of sales to its customers fluctuate from time to time. In addition, with fewer, larger customers, the Company's operations are more significantly impacted by a delay or reduction of any anticipated purchase orders or by the loss of any one or more of its major customers.

In addition to its increasing dependence on generating revenues from fewer, larger customers, the Company's risk exposure to the collection of its accounts receivable likewise is increasing as the size of receivables from individual clients increases. A substantial portion of the Company's sales to its major customers are made on credit, which exposes the Company to the risk of significant revenue loss if a major customer is unable to honor its credit obligations to the Company. Any material delay in being paid by its larger customers, or any default by a major customer on its obligations to the Company would significantly and adversely affect the Company's liquidity. During the fiscal years ended March 31, 2008, 2009 and 2010, accounts receivable from the five customers with the largest receivable balances at year-end represented 61.0%, 66.9% and 68.8% of the total outstanding receivables.

There Are Significant Financial and Operational Risks Related To Opening Additional Facilities in China. The Company has in the past expanded its operations through acquisitions and by establishing new facilities. All of these actions initially have strained the Company's financial resources and reduced the Company's profitability. In addition, most of the Company's acquisitions and newly established operations have not been successful, have reduced the Company's profitability, and have had to be closed. Nevertheless, the Company may, in the future, continue to selectively acquire other companies or establish new facilities. The cost of acquiring, establishing, refurbishing, upgrading and integrating new facilities normally is substantial and can negatively affected the Company's future earnings and financial condition. Although the Company intends to carefully select new acquisitions or facilities, no assurance can be given that any new acquisitions will, in fact, become profitable or will otherwise improve the Company's overall operations, or that future additional acquisitions or facilities will not likewise have a negative impact on the Company's short-term cash position and on its results of operations.

The Company Is Highly Dependent Upon Its Executive Officers And Its Other Managers. The Company is highly dependent upon Roland Kohl, the Company's Chief Executive Officer, and its other officers and managers. Although the Company has signed employment contracts with Mr. Kohl and many of its other key officers/managers, no assurance can be given that those employees will remain with the Company during the terms of their employment agreements. The loss of the services of any of the foregoing persons would have a material adverse effect on the Company's business and operations. Mr. Kohl's employment agreement expires in March 2014. The Company currently owns a life insurance policy for Mr. Kohl in the amount of $2,000,000, but otherwise does not carry key man life insurance on any of its other officers or key managers.

The Company Must Continuously Adapt Its Operations To Suit Its Customers Needs, Or Else It Will Lose Customers. The Company's customers are continuously changing the mix of their products. Accordingly, the Company must continuously adapt its manufacturing abilities to suit the needs of its customers. The failure to anticipate, detect or react to its customers changes can have severe adverse affects on the Company's operations. No assurance can be given that the Company will be able to detect and correctly react to future changes in the needs of its principal customers, or that its investments in equipment and machinery in anticipation of such changes will result in the anticipated return. Should the Company incorrectly react to changes in the needs of its current or future customers, its business, operations and financial condition could be adversely affected.

The Company Faces Significant Competition From Numerous Larger, Better Capitalized, and International Competitors. The Company competes against numerous manufacturers for all of its current products. Such competition arises from both third party manufacturers (such as the Company) and from the in–house manufacturing capabilities of existing customers. To a large extent, the Company competes in its Original Equipment Manufacturing ("OEM") business on the basis of quality, price, service, and the ability to deliver products on a reliable basis. Due to intense price competition, the Company has at times during the past few years had to reduce its price and its operating margins. In addition, because of significant competition and the availability of alternate OEM suppliers for the Company's customers, the Company has, at times, been unable to pass through significant materials cost increases. This has led to lower gross margins and even to net losses in some product lines. During the past few years, the Company has at times lost manufacturing contracts because of its price increases, which losses have resulted in lower net sales and have reduced its market share. As a result of these factors, the Company will have to continue to operate at narrow gross profit margins, which could jeopardize the Company's financial position.

Since locating its facilities in Shenzhen, China, in 1991, the Company has been able to compete with other manufacturers based on its cost of operations in Shenzhen, the availability of a large labor pool, its favorable tax status, and its convenient access to Hong Kong's shipping port and business/banking facilities. However, since the Company first moved to Shenzhen as one of the first manufacturers in that locality, many other manufacturers have re-located or established new facilities in Shenzhen, and the Company's competitive advantage has been significantly diminished. In addition, many of the larger, international companies that have established competing facilities in Shenzhen have also established manufacturing facilities in other low-cost manufacturing locations, many located at sites outside of China, which have given those competitors the ability to shift their manufacturing to those locations whenever costs at those other locations are cheaper than in Shenzhen. Accordingly, the Company has indirectly been competing against both the competitors in Shenzhen as well as the other facilities outside of China. Recent events in China have significantly increased the cost of operating in China, including changes in labor laws, changes in environmental regulations and in the enforcement of such regulations, increases in safety regulations, and a general increase in the cost of doing business have all collectively significantly eroded the advantages of operating in China. No assurance can be given that the Company will continue to be able to compete effectively against companies outside of China in its principal businesses.

Dependence on the Long Hua, Shenzhen, Factory Complex. In order to reduce the Company's dependence on a single facility in Long Hua, Shenzhen, the Company in July 2005 opened a second, smaller manufacturing facility, in He Yuan, China. Thereafter in 2006, the Company also commenced operations at a small manufacturing facility in Wuxi, China, and a plastic products manufacturer in Pinghu, approximately 15 kilometers from the Company's main facility in Long Hua. As a result, during the fiscal year ended March 31, 2009, the Company was operating at four locations. However, as a result of unanticipated taxes imposed on the Company's He Yuan facility and the unprofitable operations at the Pinghu facility, the Company has, during the past 18 months, closed those two facilities. As a result, the Company is once again dependent upon it main Long Hua, Shenzhen facility for virtually all of its operations and revenues. The loss of this facility, or any material disruption of its operations at this facility would be costly, would materially disrupt the Company's overall operations, and would have a material and adverse impact on the Company's operations and financial condition. The Company currently maintains fire, casualty and theft insurance aggregating approximately $24,500,000 covering various of its stock in trade goods and merchandize, furniture and equipment in China. The proceeds of this insurance may not be sufficient to cover material damage to, or, the loss of, all or material portions of the factory complex due to fire, severe weather, flood, or other act of God or cause, and such damage or loss would have a material adverse effect on the Company's financial condition, business and prospects.

The Cost Of Purchasing Components Has Been Erratic And Could Increase, Thereby Negatively Affecting The Company's Margins And Operating Results. The Company purchases many of the components used in manufacturing its products. An estimate of the cost of these components is included in the price that the Company quotes to its customers. However, the Company does not have written agreements with most of its suppliers of components. This typically results in the Company bearing the risk of component price increases because the Company may be unable to procure the required materials at a price level necessary to generate anticipated margins. Accordingly, unanticipated increases in component prices could materially and adversely affect the Company's gross margins and operating results.

Fluctuation in Foreign Currency Exchange Rates. Because the Company engages in international trade, the Company is subject to the risks of foreign currency exchange rate fluctuations. In prior years, the Company's exposure to currency fluctuations was limited because most of its sales were denominated in either U.S. or Hong Kong dollars. However, as a result of its increasing sales to European customers, many of which are paid in Euros, the Company is exposed to the risks associated with possible foreign currency controls, currency exchange rate fluctuations or devaluations. The Company's financial results have, from time to time, been affected by currency fluctuations. For example, the Company had a currency exchange loss of $330,000 for the fiscal year ended March 31, 2009 and a foreign currency exchange gain of $173,000 for the fiscal 2010. Because a significant amount of the Company's orders are paid in Euros, the current devaluation of the Euro compared to the dollar will have a negative impact on the Company's revenues and profitability. Notwithstanding these currency conversion rate fluctuations, the Company does not attempt to hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks. In addition, the Company has an understanding with many of its larger European customers that the Company's quoted prices will be periodically adjusted to reflect currency exchange rate fluctuations.

Significant Worldwide Political, Economic, Legal And Other Risks Related To International Operations. The Company is incorporated in the British Virgin Islands, has administrative offices for its subsidiaries in Hong Kong, and has all of its manufacturing facilities in China. The Company sells its products to customers in Hong Kong, North America, Europe, and Japan. As a result, its operations are subject to significant political and economic risks and legal uncertainties, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, trade agreements and taxation, changes in economic and political conditions and in governmental policies, difficulties in managing or overseeing foreign operations, and wars, civil unrest, acts of terrorism and other conflicts. The occurrence or consequences of any of these factors may restrict the Company's ability to operate in the affected region and decrease the profitability of the Company's operations in that region.

Future Acquisitions Or Strategic Investments May Not Be Successful And May Harm The Company's Operating Results. As part of its strategy, the Company may acquire or enter into strategic relationships with other enterprises in China and possibly elsewhere. Future acquisitions or strategic investments could have a material adverse effect on the Company's business and operating results because of:

- The assumption of unknown liabilities, including employee obligations. Although the Company normally conducts extensive legal and accounting due diligence in connection with its acquisitions, there are many liabilities that cannot be discovered, and which liabilities could be material.

- The Company may become subject to significant expenses related to bringing the financial, accounting and internal control procedures of the acquired business into compliance with U.S. GAAP financial accounting standards and the Sarbanes Oxley Act of 2002.

- The Company's operating results could be impaired as a result of restructuring or impairment charges related to amortization expenses associated with intangible assets.

- The Company could experience significant difficulties in successfully integrating any acquired operations, technologies, customers' products and businesses with its operations.

- Future acquisitions could divert the Company's capital and management's attention to other business concerns.

- The Company may not be able to hire the key employees necessary to manage or staff the acquired enterprise operations.

Risks Relating to Hong Kong

Political and Economic Developments Affecting Hong Kong. The Company's registered offices and sales offices and several of its principal customers and suppliers are located in Hong Kong. Accordingly, the Company may be materially adversely affected by factors affecting Hong Kong's political situation and its economy or its international, political and economic relations. Pursuant to a Joint Declaration (the "Joint Declaration") signed between the governments of China and Britain on December 19, 1984, China recovered sovereignty over Hong Kong on July 1, 1997. Although the Joint Declaration provides Hong Kong with a high degree of legislative, judicial and economic autonomy (except in foreign and defense affairs), there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong and that the Company's financial conditions and results of operations will not be adversely affected as a consequence of these events.

Risks Related To The Exchange Rate Between Hong Kong Dollar and U.S. Dollar. A substantial portion of the Company's net sales and expenses are denominated in the Hong Kong monetary unit, the Hong Kong dollar. Since 1983, the exchange rate between Hong Kong dollar and the U.S. dollar has been fixed at approximately HK$7.78 to $1.00. However, due to the currency turmoil that has affected many countries in Southeast Asia, there has been pressure to re-value the Hong Kong dollar. All dollar amounts ("$") set forth in this Annual Report are in U.S. dollars. The peg of the Hong Kong dollar to the U.S. dollar has remained and been defended by the Hong Kong Special Administrative Region Government. While the Hong Kong Government has indicated that it has no plans to break the peg with the U.S. dollars, no assurances can be given that this will remain so in the future. The Company incurs significant amount of its expenses in Hong Kong dollars and generates its revenue's primarily in U.S. dollars and Euros. As a result, the Company would be negatively affected if the value of the Hong Kong dollar were to appreciate. An appreciation of the Hong Kong dollar against the U.S. dollar would increase the expenses of the Company when translated into U.S. dollars and could adversely affect profit margins. There can be no assurance that the exchange rate of the Hong Kong dollar will not fluctuate in the future and that such fluctuations will not have a materially adverse effect on the Company's business and results of operations.

Certain Legal Consequences of Incorporation in the British Virgin Islands

The Company is incorporated under the laws of the British Virgin Islands, and its corporate affairs are governed by its Memorandum of Association and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of the Company's management, directors and controlling shareholders and the rights of the Company's shareholders differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most U.S. jurisdictions. Thus, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions of the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt that the courts of the British Virgin Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the securities laws of the U.S.

Further, pursuant to the Company's Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, the Company Memorandum and Articles of Association may be amended by the Board of Directors without shareholder approval (provided that a majority of the Company's independent directors do not vote against such amendment). Amendments which may be made by the Board of Directors without shareholder approval include amendments increasing or reducing the authorized capital stock of the Company and increasing or reducing the par value of its securities.

Risks Associated With An Investment in the Company's Securities

Volatility Of Market Price Of the Company's Shares. The markets for equity securities have been volatile and the price of the Company's Common Shares has been and could continue to be subject to material fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Shares by officers, directors and principal shareholders of the Company, news issued from competing companies, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of Common Shares upon the exercise of outstanding stock options of the Company could also adversely affect the prevailing market prices of the Company's securities.

Exemptions Under The Exchange Act As A Foreign Private Issuer. The Company is a foreign private issuer within the meaning of rules promulgated under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). As such, and though its Common Shares are registered under Section 12(b) of the Exchange Act, it is exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less), and the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information. In addition, certain provisions of the Sarbanes-Oxley Act of 2002 either do not apply to the Company or the implementation of the provisions has been deferred. Because of the exemptions under the Exchange Act and Sarbanes-Oxley Act applicable to foreign private issuers, shareholders of the Company are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Failure To Establish And Maintain Effective Internal Controls Over Financial Reporting Could Have A Material And Adverse Effect On The Accuracy In Reporting Our Financial Results Or Preventing Fraud. We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies' internal control over financial reporting in its annual report. In addition, commencing with the fiscal year ending March 31, 2011, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of our company's internal control over financial reporting. Because of the difficulty in hiring and keeping highly qualified accounting personnel, management may not be able to conclude that the Company's internal control over financial reporting is fully effective. Moreover, even if management concludes that the Company's internal control over financial reporting is effective, the Company's independent registered public accounting firm may issue a report that is qualified if such firm is not satisfied with the Company's internal controls over financial reporting or the level at which those controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from the Company. In addition, during the course of such evaluation, documentation and testing, the Company may identify deficiencies which the Company may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which in turn could harm the Company's business and negatively impact the trading price of the Company's common shares.

The Financial Costs and Administrative Burdens of Implementing The Sarbanes-Oxley Act of 2002 Could Materially and Adversely Affect Our Financial Results and Financial Condition. To date, the Company has been exempted from some of the regulations under the Sarbanes-Oxley Act of 2002 that are applicable to U.S. public companies. Except for the provisions of Section 404 of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to attest to our internal controls, all of the provisions of that act that will apply to the Company must now be implemented. These rules require the Company to make a number of changes in some of its corporate governance, securities disclosure and compliance practices. In addition, in response to the requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market has also promulgated new rules on a variety of subjects. Compliance with all of these new rules imposed by the SEC and by the Nasdaq Stock Market as well as the Sarbanes-Oxley Act of 2002 will continue to be a significant burden on the Company's legal, financial and accounting costs, and the Company expects these increased costs to continue in the current fiscal year ending March 31, 2011. In part because of the requirements of Sarbanes-Oxley Act, the Company plans to implement a new enterprise resource planning (ERP) computer-based system to manage its internal and external resources, including tangible assets, financial resources, materials, and human resources. However, no assurance can be given that this ERP system, when fully implemented, will enable the Company to fully comply with the provisions of Section 404 of the Sarbanes-Oxley Act.

We may not declare or pay cash dividends. The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal years ended March 31, 2009. However, because of the Company's cash position, despite the economic downturn, the Company did pay a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009). Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company's net profit after taxes, the anticipated future earnings of the Company, the success of the Company's business activities, the Company's capital requirements, and the general financial conditions of the Company. Although it is the Company's intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so. If we do not pay a cash dividend, our shareholders will not realize a return on their investment in our Common Shares except to the extent of any appreciation in the value of our Common Shares. Our Common Shares may not appreciate in value, or may decline in value.

Item 4. Information on the Company

History and Development of the Company.

Highway Holdings Limited is a holding corporation that was incorporated on July 20, 1990 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent: HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company's administrative offices for its subsidiaries are located in Hong Kong at Suite No. 810, Level 8, Landmark North, Sheung Shui, New Territories, Hong Kong and the Company may be contacted at (852)2344-4248. Highway Holdings Limited currently operates through five active controlled subsidiaries.

The Company began its operations in 1990 in Hong Kong as a metal stamping company. In 1991, the Company transferred the metal stamping operations to a factory in Long Hua, Shenzhen, China, where the metal stamping and the Company's other operations have been conducted pursuant to agreements entered into between certain Chinese companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Company and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements"). As a result of the BFDC Agreements, the Company's Long Hua operations are provided with manufacturing facilities and labor by affiliates of local government instrumentalities, for which the Company pays management fees, based on a negotiated sum per factory worker, and other charges, as well as rent for the factory complex.

Since its organization in 1990, the Company has primarily been a manufacturer of high quality metal parts for major Japanese and German OEMs. The Company's metal stamping capabilities have, however, over the years been supplemented with additional manufacturing and assembly capabilities, such as the ability to manufacture and assemble plastic, electronic and electrical parts and products. As a result, the Company has evolved from a company that was only engaged in manufacturing simple metal parts to a company that has the capabilities to manufacture and assemble larger complex components, subsystems, subassemblies and even entire products for its OEM clients. The metal manufacturing operations have, since the formation of the Company, always been the largest segment of the Company's business and have generated most of the revenues for the Company.

After establishing its metal manufacturing operations, the Company in 1991 began a camera manufacturing business by acquiring the Hi-Lite Camera Company, a Hong Kong camera company. The Company's camera operations consisted primarily of manufacturing 35mm cameras and recycling single-use cameras. The Company mainly manufactured cameras for distribution in Europe, the United States and Hong Kong. As a result of the advent and massive proliferation of digital cameras and mobile telephones with photographic capabilities, demand for the Company's film-based cameras dramatically decreased. Accordingly, in the fiscal year ended March 31, 2006, the Company terminated virtually all of its single-use camera operations and sold most of its existing inventory of camera products. The Company currently still manufactures some camera related products (such as underwater camera specialty products) for its OEM customers, but revenues from such products no longer contribute significantly to the Company's overall operations.

In 1997, the Company purchased substantially all the assets of Kienzle Uhrenfabrik GmbH ("Kienzle Uhren"), a clock and watch manufacturer that traces its origin back to 1822 in Germany, which was at the time in receivership. The purchase included the trademark to the "Kienzle" name and the equipment, machinery, tools, patents and furniture and office equipment of Kienzle Uhren. Subsequent to purchasing the equipment, the assets of Kienzle Uhren were dismantled, packed and shipped from Germany to the Company's facilities in Hong Kong and China. Thereafter, the Company commenced manufacturing clocks for third parties for sale under various brand names (such as Braun, Swatch, and Casio), as well as clocks for the Company's own account (which clocks were sold under the Company's own "Kienzle" brand name). During the fiscal years ended March 31, 2003 and 2004, the Company has also licensed the "Kienzle" mark for use with various other products in Europe, which products were manufactured by others. The Company also manufactured and sold watches, both under its "Kienzle" brand name and for sale under other labels. However, as with the camera operations, because of the clock and alarm features of mobile telephones, the market for clocks and watches has significantly decreased and become extremely price competitive. As a result, in fiscal year ended March 31, 2006, the Company sold all of its rights to the "Kienzle" trademark for an aggregate purchase price of $2,160,000 and terminated most of its clock and watch operations.

In addition to its largest and principal manufacturing facility in Long Hua, Shenzhen, that it has operated since 1991, during fiscal 2009 the Company operated three other manufacturing facilities located in Pinghu, Wuxi and He Yuan in China. These facilities were all acquired or established during the past five fiscal years. However, as explained below, the Company has closed the Pinghu and He Yuan facilities. The third, and smallest facility, operated by its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary, is still operational, but may be sold, reorganized or closed depending on its future operations.

Pinghu. In September 2006, the Company acquired all of the shares of Golden Bright Plastic Manufacturing Company Limited, a Hong Kong company primarily engaged in the business of the manufacture and supply of plastic parts and products. Golden Bright Plastic Manufacturing specialized in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly. Golden Bright produced components, subassemblies and finished products for its OEM customers. Golden Bright maintained its factory in Pinghu, approximately 15 kilometers from the Company's principal facilities in Long Hua, Shenzhen. The operations of Pinghu were severely affected by the labor strikes that affected the Company during the fiscal year ended March 31, 2008. During fiscal 2009, the Company eliminated some of the duplicative administrative functions at Pinghu and consolidated those functions into its administrative headquarters in Hong Kong. Because the facilities in Pinghu were still underutilized, the Company in early 2010 terminated its manufacturing operations at the Pinghu facility and moved those operations to its main Long Hua facility. Golden Bright Plastic Manufacturing Company Limited continues to operate as a trading company, engaged in the sale of plastic parts, components and products.

Wuxi. In December 2005, the Company also incorporated Kayser (Wuxi) Metal Precision Manufacturing Limited under the laws of China. The new Chinese subsidiary was established in Wuxi, China, to manufacture metal tools and parts for the internal Chinese market. Unlike the facilities in Shenzhen and He Yuan, because it is a Chinese company, the Wuxi subsidiary is able to sell its products in China to Chinese purchasers for use in China. The Wuxi subsidiary was established for the purpose of accessing the growing business opportunities in the Shanghai region and to serve the large number of European and Japanese OEMs in the region, most of whom require local delivery. The Wuxi subsidiary was established by the Company by purchasing the assets of an existing local manufacturing operation. During the fiscal year ended March 31, 2010, in accordance with its prior agreement with the owners of the Wuxi assets, the Company transferred a 29% stake in Kayser (Wuxi) Metal Precision Manufacturing Limited to an unaffiliated person from whom the Company had previously purchased the Wuxi factory assets. Accordingly, as of March 31, 2010, the Company owned a 71% stock ownership interest in the Wuxi subsidiary and one unaffiliated shareholder owns the remaining 29% interest. The Wuxi facility currently employs approximately 19 employees. Kayser Wuxi has, to date, operated at a negative cash flow. As a result, unless the company increases its revenues and commences operating at a profit, the Company may stop providing financial support to the subsidiary, which could result in the closure, sale or reorganization of this facility and its operations.

He Yuan. The He Yuan, China, manufacturing facility commenced operations in November 2005 and was primarily used to manufacture light fixtures. The He Yuan facility, located in the city of He Yuan, consisted of 3,500 square meter manufacturing facility was established under an agreement with the government of He Yuan, and was intended to operate under a tax free arrangement similar to the BFDC agreements in Long Hua, Shenzhen. However, after the facility was established and was fully operational, the He Yuan government informed the Company that the facility was, in fact, subject to substantial taxes (including taxes on presumed profits, even though that facility had not yet produced profits). As a result of this change in the local government's policy, the Company stopped all operations at the He Yuan facility in April 2009 and thereafter relocated the He Yuan equipment back to Long Hua.

Current Business Overview

The Company is primarily a fully integrated manufacturer of high quality metal, plastic, electric and electronic components, subassemblies and finished products for major Japanese, German and United States OEMs and contract manufacturers. During fiscal 2009, the Company's manufacturing activities were conducted in three facilities. As a result of the closure of the Pinghu facility earlier in 2010, all operations are now conducted at two locations in China. The Company's principal, and oldest factory complex is located in Long Hua, Shenzhen, China, at which the Company currently employs approximately 950 employees in all areas of its operations. The Company's Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary in Wuxi, China, manufactures metal tools and parts for the internal Chinese market. The Wuxi facility currently employs 19 persons.

The Company currently manufactures and supplies a wide variety of high quality metal, plastic and electric parts, components and products to its OEM clients, which products are used by the Company's customers in the manufacturing of products such as photocopiers, laser printers, compact disc players, laser disc players, cassette players, computer equipment, electrical components, electrical connectors, cameras, automobile accessories, vacuum cleaners, light fixtures, electro motors, wireless chimes, air pumps and dishwasher and other washing machine components. As part of its manufacturing operations, the Company assists customers in the design and development of the tooling used in the metal and plastic manufacturing process and provides a broad array of other manufacturing and engineering services. The metal manufacturing services include metal stamping, screen printing, plastic injection molding, pad printing and electronic assembly services. The electronic assembly services include chip on board assembly, IC-bonding, and SMT automatic components assembly of printed circuit boards. Because it is able to provide these services, the Company eliminates the need to outsource these needed functions, and the Company is better able to assure product quality, control overall manufacturing costs and provide timely product delivery, all of which management believes is essential to maintaining, expanding and increasing the Company's customer base. The Company believes its historical success as a supplier to respected multi-national companies is due in large part to: (i) its international management structure which includes Japanese, German, American and Chinese nationals; (ii) its comparatively low labor and operating costs resulting from locating its manufacturing operations in China; (iii) its ability to consistently manufacture the type of high quality products required by the Company's targeted customers; (iv) its expertise in manufacturing these products in the required quality at a reasonable cost; (v) the breadth of its manufacturing capabilities, and (vi) its engineering design and development capabilities (which it uses to assist its customers to design their products).

The Company has continuously tried to strategically align its manufacturing operations with the needs of its major customers to attract new OEM clients and retain its existing clients. For example, the Company is now capable of manufacturing and assembling a wide variety of complex products that require metal, plastics and electronics manufacturing capabilities. In order to distinguish itself from the many other smaller metal stamping operations with which it used to compete in Shenzhen, the Company has adopted a plan to shift its focus from smaller, simple metal stamping projects for which the Company competes solely on price, to the manufacture of more complex parts, components and entire products that utilize more of the Company's vertically integrated technologies. Since the Company has the ability to design, manufacture and assemble complete components containing metal, plastic and electronics, and not just metal stamped parts, the Company's new focus is on manufacturing more customized products for global companies. By shifting to the manufacturing of larger, customized products that utilize more of the Company's vertically integrated and multi-disciplinary capabilities, the Company believes that it will be able to increase its revenues while regaining reasonable gross margins. The Company believes that its restructured strategy will lead to additional business opportunities which will increase the utilization ratios of its facilities.

The Company also manufactures underwater digital camera casings and waterproof LED lights for various OEM customers. Neither the camera casing sales nor the LED product sales represent a material part of its current business.

In addition to its historical manufacturing operations, the Company in April 2009 formed a joint venture with Xenon Automatisierungstechnik GmbH, based in Dresden, Germany, and Messrs. Torsten Friedrichs and Kai-Olaf Moller, to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. The newly formed joint venture will be named Xenon Automation Asia Ltd. and initially utilize the Company's facilities in Hong Kong and China for its operations. The Company is the largest shareholder of the joint venture. Under the current agreement, Xenon Automatisierungstechnik GmbH, a highly regarded German automation equipment company, will provide the design, development and technical expertise to the joint venture, Mr. Torsten Friedrichs and Mr. Kai-Olaf Moller will provide the marketing resources, and the Company will contribute the use of certain of facilities and employees. The business plan of the joint venture is to design and build high quality equipment to meet the growing demand for automation equipment in China and, if requested, in other markets in Asia. The Company and its joint venture partners believe that there is a growing demand for automation equipment in China because the Chinese manufacturing economy is transitioning from a system based on cheap labor to a more industrialized manufacturing system. To date, the joint venture has designed and built one automatic assembly system (which was purchased by the Company), and recently completed four other test machines for one of the Company's customers. To date, the financial impact of this joint venture on the Company's financial condition has not been material.

Industry Overview

Management believes that the third-party manufacturing industry has experienced major increases over the past decade as manufacturers increasingly outsource the manufacture of some or all of their component and/or product requirements to independent manufacturers. The benefits to OEMs of using contract manufacturers include: access to manufacturers in regions with low labor and overhead cost, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. For the fiscal year ended March 31, 2010, approximately 64.0%% of the Company's revenues were derived from OEM metal and mechanical manufacturing, and approximately 36.0% was derived from OEM electric (including plastics) manufacturing operations of the Company.

The Company first commenced its metal stamping operations in China in 1991. At that time, the Company gained a significant cost and logistical advantage over other manufacturers by basing its manufacturing facilities in Long Hua, Shenzhen, China, less than 50 kilometers from Hong Kong. During the past few years, however, many other manufacturers have located their facilities in Shenzhen and in other similar low-cost areas in China and Asia. As a result, the Company now faces significantly more competition as a manufacturer of OEM parts. The Company has responded to the increased competition by restructuring its operations and by trying to move from manufacturing low margin, low-cost individual parts to manufacturing higher margin, more expensive components, subassemblies and even complete units for its OEM customers.

Historically, the Company has manufactured high-quality metal parts, mostly for Japanese customers. Recently, however, the Company has focused on manufacturing products for European (primarily German) companies. The Company also is actively attempting to expand its OEM business to U.S. based companies, and has to date established a small, but active, customer base in the U.S.

The Company's Strategy

The Company's future growth and profitability depend on its ability to compete as a third party manufacturer. The Company's business strategy and focus is to expand its operations as an integrated OEM manufacturer of metal, plastic and electronic parts, components, subassemblies and competed products for blue chip and international customers. The Company business strategy is to further develop and leverage its multi-disciplinary manufacturing strengths, its cost structure, its logistical advantages, its reputation as a high-quality manufacturer, and its existing relationships with blue chip European and Japanese customers to further expand its manufacturing operations. In addition, the Company is attempting to leverage these advantages by upgrading its equipment and machinery, expanding its manufacturing capabilities, and utilizing its cost and logistical advantages.

The following are some of the elements that the Company believes will enable it to compete as a third party manufacturer.

Capitalize on, and leverage its manufacturing strength: Unlike many of its metal parts manufacturing competitors, primarily those in Shenzhen, China, the Company has a vertically integrated manufacturing facility that can design, manufacture and assemble more complex components and subassemblies. In addition, unlike some of its competitors in Shenzhen that are limited to either metal stamping or to electronic and plastics manufacturing, the Company also has the ability to combine metal stamping and electronics and plastics manufacturing. For example, manufacturing stepping motors, just to mention one of the Company's products, utilizes all of the Company's capabilities, starting with mold and die making for the metal and plastic parts, metal stamping, deep drawing and plastic injection molding, electric coil winding, soldering, and assembling all the parts by using spot welding and riveting technologies. Accordingly, the Company's strategy is to focus on manufacturing more complex products that utilize the Company's various manufacturing strengths. As the Company expands its manufacturing capabilities into new and varied products, the Company has commenced promoting the use of its assembly facilities to manufacture more of the end-product than just some parts or components by emphasizing the efficiencies of assembling the products by one manufacturer. In addition, as more German and other European companies seek to establish a manufacturing base in China, the Company will provide manufacturing solutions for these European companies.

Upgrading Equipment-Increased Automation. In order to attract major European and Japanese OEM customers and in order to reduce its labor costs, the Company has during the past few years upgraded the design and manufacturing equipment at its facilities. In the past few years, the Company made significant investments in new tool making equipment, including the purchase of seven state-of-art machines for use at the plastics manufacturing facilities and the purchase of new stamping machines, spectrum analyzers and robotic equipment. The new equipment included five Computer Numerical Control ("CNC") tooling machines, one CNC measurement machine, and one electronic injection molding machine. Concurrently, the Company entered into a cooperation agreement with Kyoei Engineering Co. Ltd., a Japanese company, for the use and operation of this equipment. Pursuant to the cooperation agreement, the Company has agreed to permit Kyoei Engineering to utilize the measurement equipment for up to 50 percent of the available operating time, calculated weekly, during normal business hours, for its own purposes and benefit, provided that Kyoei Engineering supplies a full-time Japanese engineer to operate the machinery for both the Company and Kyoei Engineering.

The Company also is increasing the amount of automation equipment and robotics that it uses in its manufacturing processes. During the past fiscal year, the Company used, and it intends to continue to use in the future the resources of its new Xenon Automation Asia Ltd.

automation equipment joint venture to design and provide some of its automation equipment. The Company believes that its automation efforts, along with its restructured manufacturing procedures have already significantly reduced the number of workers that it needs in its manufacturing operations. The automated/robot machinery that the Company has installed is used to replace some of the repetitive functions performed by workers. The Company's goal is to use automation/robotics to reduce it labor costs, improve the consistency and quality of its products, and to increase the quantity of products that it manufactures at its work stations. The newly installed automated machinery has reduced the number of workers at the Company's facilities, which reduction is expected to continue in the future.

Maintaining customers and increasing market share through financial strength: Many of the Company's largest customers are global companies that require that their OEM manufacturers have the financial strength to survive during financial and economic downturns. The Company has traditionally maintained a strong balance sheet that has enabled it to continue to supply its customers during economic downturns. The Company's financial policies enabled it to operate during the Asian financial crisis that commenced in 1998 and has, to date, enabled the Company to continue to operate during the current worldwide economic crisis. Many of the Company's local competitors have failed during the recent recession. The failure of some of these other companies has enabled the Company to strengthen its relationships with its existing customers and to obtain additional orders that may otherwise have been gone to competitors.

Expansion by acquisition, merger and other means: The Company believes it has the opportunity to expand its business through acquisitions and through the establishment of additional manufacturing facilities. The Company continues to consider and evaluate possible acquisitions, both in China and elsewhere, to gain technology know how, additional management and technicians and an increased customer base.

In addition to expanding its manufacturing capabilities in China through acquisition, merger, etc., the Company may also acquire and/or establish additional manufacturing facilities in other countries. However, no such other locations have been selected, and no assurance can be given that the Company will be able to duplicate its China business in other countries.

Maintain production quality: Management believes that maintaining close relations with the Company's customers is important to the success of the Company's business. Understanding each customer's needs and efficiently and quickly addressing its needs is vital to maintaining a competitive advantage. Certain Japanese and German companies have built the goodwill associated with their products and tradenames on a high level of perceived quality. By employing the type of high quality management standards, production standards and quality control standards historically utilized by many leading Japanese and German companies, the Company has been able to satisfy the stringent requirements of its customers. Management believes that the Company's commitment to high level service, it attention to detail, and the quality of its manufacturing has the effect of providing customers with a sense of confidence and security that their product requirements will be met and their products will be delivered on time and at a competitive price.

The Company conducts most of its manufacturing operations in accordance with typical Japanese and German manufacturing standards, paying particular attention to cleanliness, incoming material control, in process quality control, finished goods quality control and final quality audit. The Company's metal factory complex has received and maintained its ISO 9001 quality management system certification and an ISO 14001 environmental management systems certification. The Company's quality system helps to minimize defects and customer returns and create a higher confidence level among customers. Management believes that these factors increase demand for the Company's services and products.

Manufacturing

The Company's manufacturing business consists of various stages: (i) tooling design and production; (ii) manufacturing parts made by metal stamping and plastic injection molding; (iii) mechanical and/or electric/electronic assemblies, and (iv) finishing, packaging and shipping.

Tooling design and production: The metal manufacturing process generally begins when a customer has completed the design of a new product and contacts the Company to supply certain metal and plastic components to be used in the product. Generally, the Company must design and fabricate the tooling necessary to manufacture these components in its tooling workshop. In some instances, however, the customer already possesses the tooling necessary to manufacture the metal component and simply delivers the tools to the Company. Customers will sometimes also pay the Company to purchase and install the equipment necessary to manufacture the customer's products. The Company uses various computer controlled manufacturing equipment to efficiently produce high quality tools designed to produce a high quality product. As many of the metal parts manufactured by the Company make use of progressive, multi-stage stamping techniques, tools and machines must be precisely fine tuned and aligned to achieve the required quality standard and maximum efficiency.

The tool making process for metal parts generally takes between 14 to 60 working days depending on the size and complexity of the tool. Customers typically bear the cost of producing the tools and, as is customary in the industry, the customers hold title to the tooling. However, the Company maintains and stores the tools at its factory for use in production and the Company usually does not make tooling for customers unless they permit the Company to store the tools on site and manufacture the related parts.

The Company also makes highly sophisticated plastic injection molds based on its customers' orders and requirements in a manner similar to the Company's metal tool manufacturing process.

The Company maintains its ISO 9001 quality management system certification and its ISO 14001 environmental management systems certification.

Metal Stamping; Plastic Injection Molding: Following the completion of the tooling, the materials required for the specific product is selected and purchased. See "Raw Material, Components Parts and Suppliers." Often the customer specifies the materials to be used as well as the supplier. The completed tooling is fitted to the press which is selected for its size and pressing force.

Using separate shifts, part stamping and plastic molding can be conducted 24 hours a day, seven days per week other than during normal down time periods required for maintenance and changing of tools and during the traditional Chinese public holidays. Due to the strict quality requirements of customers, each machine is subject to stringent in-process quality controls; the Company's quality control personnel inspect the products produced each hour and update in-process logs at each pressing machine in which they record the quantity produced, defect rate and product dimensions and specifications. When defects are found during production, the Company's maintenance personnel inspect the tooling and the machine to determine which is responsible. If the tooling is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by a team of technicians from the Company's tooling maintenance department. If the machine is the source of the defect, the machine is serviced immediately by the Company's technicians and engineers. In a continuous effort to assure quality, all stages of the production process are closely monitored so that all equipment and tools can be well maintained.

Electronic Assembly: The Company's electronic assembly manufacturing consists of chip on board assembly, IC-bonding and SMT technology.

Finishing, Packaging and Shipping: After pressing, the metal parts are degreased, inspected for defects and checked with custom-built test gauges. Some components are then sprayed in the Company's dedicated spray-paint facilities. After being painted, the parts are baked at high temperatures in drying ovens before final inspection and packaging. Some parts are also screen printed by the Company. In addition, for certain metal products, the Company assembles metal components and these parts are delivered to the assembly department for spot welding, threading, riveting other sub-assembly processed. Each of the parts, assemblies and products is then inspected, packaged to the customer's specific requirement and delivered to the final quality audit department for final quality inspection which is conducted on a random sample basis. All parts, assemblies and products are shipped by truck directly from the factory to the customer's factory in China or elsewhere through the port of Shenzhen and/or Hong Kong.

Raw Material, Component Parts and Suppliers

The primary raw materials used by the Company to manufacture its metal stamped parts are various types of steel including pre-painted steel sheet, electrolytic zinc plated steel sheet, PVC laminated steel sheet and cold roll steel sheet. The Company selects suppliers based on the price they charge and the quality and availability of their materials. Often, the customer requires the Company to use specific suppliers. Many of the Company's suppliers of steel operate through Hong Kong or China-based companies which deliver the materials directly to the site of the Company's operations in China.

During the past few years, the price of metal and plastics raw materials has fluctuated significantly, and there have been shortages for some materials. The Company estimates that the cost of some metal and plastic products increased during the past years by between 10% and 50%.

The parts, components and products manufactured by the Company include various plastic injected and metal stamped components, as well as integrated circuits, electronic components and paper packaging products. The Company manufactures many of these products, but also purchases many other products that it uses in its products. These materials are subject to price fluctuations, and the Company has, at times, been materially adversely affected by price increases or shortages of supply. As a result of the recent worldwide economic crisis, many of the local providers of parts and components used by the Company in its products have ceased operations, which has caused the Company to experience temporary difficulties in obtaining parts and components from local suppliers.

Transportation

The Company transports components and finished products to customers in China and to and from Hong Kong and China by truck. Generally, the Company sells its products "free carrier" ("F.C.A.") Hong Kong or "free-on-board" (F.O.B.) Hong Kong. The Company uses subcontract trucking services to transport it products. Recent improvements in the roads and highways in China have facilitated intra-China transportation, and the Hong Kong and China customs departments have opened additional border crossings, extended their operating hours, and generally have improved the flow of cross-border goods. The Company's facilities in Long Hua are located near Hong Kong and the sea port in Shenzhen. Many of the Company's customers use the Shenzhen sea port rather than the port of Hong Kong.

Similarly, the Wuxi subsidiary has good access to the Shanghai ports by highway and railroads. However, unlike its Long Hua facilities, most of Wuxi's products are sold to local customers and not sold to foreign markets.

Customers and Marketing

The Company's sales are generated from sales in Hong Kong/China, Europe, the United States, and other Asian countries. Net sales to customers by geographic area are determined by reference to the physical locations of the Company's customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong and China; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold in Europe. Payments are paid in Hong Kong dollars, U.S. dollars and European Euros. Net sales as a percentage of net sales to customers by geographic area consisted of the following for the years ended March 31, 2008, 2009 and 2010:

	Year Ended March 31		
	2008	2009	2010
GEOGRAPHIC AREAS:			
Hong Kong and China	49.6%	42.4%	34.9%
Europe	43.5%	47.5%	54.0%
Other Asian countries	0.7%	0.6%	4.3%
United States	5.9%	8.7%	5.3%
Others	0.3%	0.8%	1.5%

During the year ended March 31, 2009, there was a change in the internal financial reporting of information to the Company's chief operating decision maker, leading to a reduction in the Company's operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments. The two business and reporting segments of the Company consisting of (i) its metal stamping and mechanical OEM operations, and (ii) its electric OEM operations (that include its plastic operations). Amounts for fiscal year 2008 have been restated to conform to the current management view. The sales by segments for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year Ended March 31		
	2008	2009	2010
SEGMENT SALES:			
Metal Stamping and Mechanical OEM	70.4%	66.2%	64.0%
Electric OEM	29.6%	33.8%	36.0%

Most of the Company's customers for its parts, components, and subassemblies generally are themselves manufacturers. The Company's products are sold primarily to Japanese and German owned companies that are finished goods manufacturers or contract manufacturers in China.

Until recently, the Company has marketed its metal stamping products and services to existing customers primarily through direct contact with the Company's management and senior purchasing officers of the customers. The Company markets its services through existing contacts, word-of-mouth referrals and references from associated or related companies of the customers, as well as attendance at some trade shows. During the past few years, the Company has gradually increased the number of foreign sales person to complement the activities of its officers and in-house sales personnel. Due to the international nature of senior management, the Company believes that it has been able to bridge the cultural, language and quality perception gaps that concern certain Japanese and German companies when dealing in China.

Major Customers

For the fiscal year ended March 31, 2010, three customers each accounted for more than 10% of the Company's net revenues (or 50.5% collectively of the Company's net sales). During the past few years, the Company has relied to a large extent on a few larger customers and has consciously reduced the number of its smaller customers. If the Company loses any of its major customers who account for a material portion of total net sales, or if any of those customer's orders decrease substantially, the Company's results of operations and financial position would be materially and adversely affected if the Company is unable to replace such major customers.

Customers place manufacturing orders with the Company in the form of purchase orders which are usually supported by a delivery schedule covering one to two months of orders. Customers usually do not provide long term contracts for their purchases and are usually able to cancel or amend their orders at any time without penalty. In addition, certain customers enter into agreements with the Company in which the parties agree upon their purchase and sale procedures, but such agreements do not always contain any specific purchase orders or purchase requirements. Certain of the Company's larger customers provide the Company with non-binding forecasts of their anticipated needs for the next year in order to enable the Company to plan for the anticipated orders. Orders from such customers are thereafter received from time to time by customers based on the customers' needs, not on contractually fixed amounts or time periods. Accordingly, backlog has not been meaningful to the Company's business. Sales of manufactured products to established existing clients are primarily on credit terms between 45 to 90 days, while the sale to new or lesser known customers are completed on a wire transfer payment basis before shipment or other similar payment terms. Management constantly communicates with its credit sale customers and closely monitors the status of payment in an effort to keep its default rate low. However, as a result of the concentration of sales among a few of the Company's larger customers, the Company is required to bear significant credit risk with respect to these customers. Typically, metal part orders are spread over a three-month period and the Company is able to withhold delivery or slow down shipments in the event of any delinquency in payment for past shipments. Parts are generally shipped 30-60 days after an order has been placed unless the Company is required to manufacture new tools which requires approximately 14-60 days to complete prior to commencing manufacturing. While the Company has not experienced material difficulty in securing payment from its major customers, there can be no assurance that the Company's favorable collection experience will continue. The Company could be adversely affected if a major customer was unable to pay for the Company's products or services.

Industrial Property Rights

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company has no industrial property rights, such as patents, licenses, franchises, concessions or royalty agreements, which it considers material to its OEM manufacturing business. The Company does, however, own some patents on its clock and camera technologies. Since the Company does not currently generate significant revenues from products covered by these patents, the patents currently are not relevant to the Company's principal operations, and their carrying value has been written off on the Company's consolidated financial statements.

Competition

The Company competes against numerous manufacturers, including both smaller local companies as well as large international companies. For example, management believes that firms which are smaller than the Company make up the largest segment of the metal manufacturing industry in China, although it is not aware of any empirical data defining the metal manufacturing industry in China. As a result of the recent economic crisis, a number of these smaller competitors, including many located in Shenzhen, have ceased operations. However, since some of the Company's customers are large international enterprises that source their products from many international sources, the Company also competes against metal manufacturing companies in other low cost manufacturing countries. As a vertically integrated, multi-disciplinary manufacturer of complex components and products, the Company also competes against numerous global OEM manufacturers, whether those other manufacturers are located in Shenzhen, China or elsewhere. Most of the international competitors of the Company have substantially greater manufacturing, financial and marketing resources than the Company. The Company believes that the significant competitive factors are quality, price, service, and the ability to deliver products on a reliable basis. The Company believes that it is able to compete in its segment of the OEM manufacturing market by providing good quality products at a competitive prices with reliable delivery and service. In addition, since the Company's main manufacturing facilities are located in the Shenzhen area, near some of its OEM customers, the Company has a competitive advantage by being able to reduce delivery times and transportation costs for these customers, by being able to offer "just in time" supply services, and by being able to recycle packaging materials for multi-use purposes.

Seasonality

The first calendar quarter (the last quarter of the Company's March 31 fiscal year) is typically the Company's lowest sales period because, as is customary in China, the Company's manufacturing facilities in China are usually closed for one to two weeks for the Chinese New Year holidays. In addition, during the one month before and the one month after the New Year holidays, the Company normally experiences severe labor shortages, which further impact the operations during this period. The Company does not experience any other significant seasonal fluctuations, nor does it consider any other issues with respect to seasonality to be material.

Government Regulation

As of the date of this Annual Report, both of the Company's manufacturing facilities are located in China. As a result, the Company's operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China.

The Chinese government has during the past few years significantly changed and/or increased the enforcement of a number of laws affecting employees (including regulations regarding their salaries and benefits, labor unions, working conditions and overtime restrictions, and contract duration--in particular, requirements leading to life long employment), and safety regulations for buildings and workers. In June 2007, the National People's Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced certain existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Employers found to be violating these labor rules are often severely penalized. As a result of the new law, the Company has had to reduce the number of hours of overtime its workers can work, substantially increase salaries of its workers, provide additional benefits to its workers, and revise certain other of its labor practices. The increase in labor costs has increased the Company's operating costs, which increase the Company has not always been able to pass through to its customers. In addition, under the new law, employees who have had two consecutive fixed-term contracts must be given an "open-ended employment contract" that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches the Company's rules and regulations or is in serious dereliction of his duty. Such non-cancelable employment contracts will substantially increase its employment related risks and limit the Company's ability to downsize its workforce in the event of an economic downturn. The change in the labor laws directly contributed to four strikes in the fiscal year ended March 31, 2008 at the Company's manufacturing facilities, caused other labor slow-downs, required to the Company to make significant financial payments and concessions to its worker, and has resulted in the filing of labor claims by employees against the Company.

In addition, the Chinese government has also changed or increased the enforcement of certain environment protection laws, which have restricted some common practices and/or increased the Company's cost of operations. The Company also has to comply with the environmental laws of its customers, such as recently adopted regulations of the European Union and Japan known as the Restriction on Hazardous Substances ("RoHS"). These rules and regulations prohibit the importation products and parts that contain certain levels of toxic materials (such as lead, cadmium and mercury).

While the Company's manufacturing facilities are in China, the Company sells its products to customers in Hong Kong, North America, Europe and Japan. As a result, its operations are subject to significant regulations related to its activities in these regions, including changes in international and domestic customs regulations, changes in tariffs, trade restrictions, and trade agreements and taxation.

Research and Development

As a manufacturer of parts, components and finished products for OEMs and contract manufacturers, the Company conducts no material research or development. The Company does, however, invest minor amounts for certain research and development activities it conducts in connection with developing automated machines that the Company uses in its manufacturing process.

Organizational Structure

Highway Holdings Limited is a holding company that operates through its subsidiaries. As of March 31, 2010, Highway Holdings Limited owned ten subsidiaries, nine of which were wholly-owned by Highway Holdings Limited. The Company has been consolidating the operations of certain of these subsidiaries. As a result of its recent reorganization efforts, the Company currently conducts its business primarily through five subsidiaries. Details of these subsidiaries are as follows:

Place of incorporation	Name of entity	Date of incorporation	Principal activities	Percentage of ownership at March 31, 2009	2010
Hong Kong	Hi-Lite Camera Company Limited	November 10, 1978	Manufacturing OEM products	100%	100%
Hong Kong	Kayser Limited (formerly known as Kienzle Time (H.K.)(Limited)	August 24, 1997	Trading of OEM products	100%	100%
Hong Kong	Nissin Precision Metal Manufacturing Limited	November 21, 1980	Metal stamping, tooling design and manufacturing and assembling OEM products	100%	100%
Hong Kong	Golden Bright Plastic Manufacturing Company Limited	May 19, 1992	Trading company, involved in trading plastic injection products	100%	100%
China	Kayser Wuxi Precision Metal Manufacturing Limited	December 21, 2005	Metal stamping and tooling design	71%	71%(1)

(1) The remaining 29% of the Wuxi subsidiary is owned by the factory manager of the Wuxi facility.

In addition to the foregoing subsidiaries, the Company also is a 50% joint venture partner of Xenon Automation Asia Ltd., a new joint venture that was established to manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia.

British Virgin Islands

The Registered Office of the Company is located at Craigmuir Chambers, Road Town, Tortola British Virgin Islands. Only corporate administrative matters are conducted at these offices, through the Company's registered agent, HWR Service Ltd. The Company does not own or lease any property in the British Virgin Islands.

Hong Kong

The Company leases Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong as its administrative offices. These premises, consisting of approximately 1,912 sq. ft., are leased under a lease that expires in July 2011 and has a monthly rental cost of $4,558 per month.

The Company also rents an approximately 5,000 sq. ft. warehouse in Hong Kong at a rental cost of $2,272 per month under an agreement that expires in December 2010.

China

The Company currently leases a total of approximately 45,000 square meters of space at the site of its factory complex located at Long Hua, Shenzhen, China from the Shenzhen Land & Sun Industrial & Trade Co., Ltd. pursuant to five related leases. The leased space consists of 37,800 square meters of manufacturing space, with the balance representing dormitories for the Company's employees. This space is used predominately for the Company's metal and electrical manufacturing, OEM product assembly, plastic injection, tooling workshop and warehouse operations. There are also offices for production management, production engineering, and production support administration on the premises. The term of the leases expires on February 28, 2012. The utilization rate of these facilities at the end of the fiscal year ended March 31, 2010 was only 40% of its maximum capacity. Accordingly, the Company has sufficient manufacturing space for its current needs, and its current facilities will continue to satisfy the Company's space needs in the near future.

The Company also obtains materials and assets under its two BFDC Agreements which expire in 2016. The BFDC is the local government of Long Hua, the town in which the factory complex is located. Pursuant to the BFDC Agreements, the BFDC is the party responsible for providing manufacturing facilities and supplying workers to the Company. The Company is responsible for paying a management fee, and certain other charges to the BFDC.

As is common in southern China, the factory complex has dormitory facilities to accommodate factory workers. The Company has leased approximately 72,000 square feet of space at Long Hua, Shenzhen, China which is used as dormitories for approximately 600 factory workers.

As part of its acquisition of Golden Bright Plastic Manufacturing Company Limited in Pinghu, the Company assumed that company's obligations under an operating license agreement with Shenzhen City Longang District Foreign Economic Development Limited that expires in 2020. In January 2010, with the approval of its landlord, the Company vacated the leased space in Pinghu. As a result, the Golden Bright facilities in Pinghu are no longer used by the Company, and the Company's obligation to make rental payments under that lease are no longer in effect.

The Company's Wuxi subsidiary leased a 46,000 square feet facility in February 2007. The facilities are leased for $5,650 per month under a lease that expires in February 2016.

Item 4.A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's net sales during the past three years were derived primarily from the manufacture and sale of metal, plastic and electronic parts and components for its multi-national clients. Although the Company manufactures metal, plastic and electronic parts and products for its customers, it treats its metal stamping and mechanical OEM manufacturing operations and its electric OEM manufacturing operations as two separate business segments.

During the three years ended March 31, 2009, the Company's revenues increased annually year-over-year. However, during the Company's 2009 fiscal year, the worldwide economy in general, and the manufacturing industry in particular, began to experience a significant downturn, which directly affected, and continues to have a material adverse affect on the Company's business and financial condition and its results of operations. The worldwide credit crisis resulted in a sharp reduction in the demand for the products sold by the Company's customers, which has resulted in fewer purchase orders for the Company's products from the Company's customers. Because there is a delay between the time that the Company receives orders and the time that the Company completes the orders and ships the customer's products, the slowdown in orders received during the third quarter of fiscal 2009 fiscal year resulted in a significant decrease in shipments and revenues starting with the fourth quarter of fiscal March 31, 2009 and continued through the fiscal year ended March 31, 2010. In addition to lower demand for the Company's products, the economic downturn also resulted in increased pricing pressures and lower prices. These factors further reduced the amount of revenues that the Company generated in fiscal 2010. Although sales orders have recently picked up, the Company believes that these factors will continue to negatively affect its operations for most of the current year.

The economic crisis has, however, also had a positive impact on the Company's business and operations. Because of the sudden and severe downturn, many of the Company's financially weaker OEM competitors have gone out of business or drastically reduced the scope of their operations. As a result, competition has in some markets has decreased, which has resulted in additional purchase orders for those manufacturers, such as the Company, that are still in business. Also, because of the industry-wide decrease in manufacturing activities, the prices of many raw materials temporarily decreased (the cost of raw materials is again on the rise, and the cost of some raw materials increased significantly in fiscal 2010).

As described in this Annual Report, during the past 18 months, the Company has taken several actions that will, over the longer term, lower certain of the Company's cost of operations. The primary steps that reduced costs were (i) the closure of the manufacturing facility in He Yuan in April 2009, and (ii) closing the Golden Bright factory in Pinghu in January 2010. As a result of these closures, and the relocation of these operations to the Company's main manufacturing facilities in Long Hua, the Company has reduced the size of its workforce and has reduced its rental expenses. However, offsetting these cost reductions has been a significant increase in the cost of labor. During the past year, wages have increased significantly (by as much as 60%), and the Company had to pay sign-up bonuses and retention bonuses to attract new workers.

The Company is not taxed in the British Virgin Islands, the state of its incorporation. The location of the Company's administrative offices for its operating subsidiaries in Hong Kong enables the Company to pay low rates of income tax due to Hong Kong's tax structure. The Company's income arising from its Hong Kong operations or derived from its operations within Hong Kong is subject to Hong Kong income tax. The Company has successfully claimed a tax benefit from the Hong Kong Inland Revenue Department by providing support for its position that more than half of its income is derived from its activities outside of Hong Kong. The statutory tax rate in Hong Kong currently is 16.5%, and there are no taxes on dividends or capital gains. However, because of the Company's multi-jurisdictional operations, the Company's overall tax rate varies from the current 16.5% rate.

Under the BFDC Agreements that apply to the Company's principal operations in Shenzhen, the Company does not pay taxes in China based on the operations of the Shenzhen facilities because it is not considered to be a tax resident in China under current China law. The BFDC is responsible for paying its own taxes incurred as a result of its operations under the BFDC Agreements (which taxes are indirectly passed through to the Company). Arrangements such as the BFDC Agreements under which the Company operates in China are common in southern China for Hong Kong manufacturers. Management believes the Company will continue to benefit from a low overall effective tax rate in the future, barring unforeseen changes in tax laws. However, the Company is taxed on the operations of its wholly-owned subsidiary in Wuxi. Because the Wuxi facilities are operated by a registered company in China that pays domestic taxes on its operations, it is authorized to manufacture and sell products for China domestic market.

Net sales to customers by geographic area are generally determined by the physical locations of the customers. For example, if a customer is incorporated in the U.S., the sale is recorded as a sale to the U.S.

Results of Operations

General

During the past three years discussed below, the Company's revenues have been derived primarily from the manufacture and sale of OEM manufacture of metal, plastic and electronic products, parts and components. In addition to the foregoing, in prior years the Company also derived some revenues from the manufacture and sale of clocks, clock movements, watches, cameras, camera accessories and some LED lighting products, although such revenues have constituted less than 5% of the Company's annual net sales.

The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three most recent fiscal years.

	Year Ended March 31,		
	2008	2009	2010
Net Sales	100%	100%	100%
Cost of sales	84.7	80.1	78.4
Gross profit	15.3	19.9	21.6
Operating (loss) income	(6.9)	2.6	1.5
Non-operating income (loss) [1]	1.0	(0.6)	0.4
Income (loss) before income taxes	(5.9)	2.0	1.9
Income tax (expense) credit	(0.1)	0.1	(0.1)
Net Income (loss)	(6.0)	2.1	1.8
Loss attributable to non-controlling interest	0.2	0.2	0.1
Net income (loss) attributable to Highway Shareholders	(5.8)	2.3	1.9

Note:
(1) Non-operating income (loss) includes (i) exchange gain (loss) net, (ii) interest income (expense), (iii) gain on disposal of partial interest in a subsidiary and investment securities, (iv) impairment loss on investment, (v) impairment loss on property, plant and equipment, and (vi) other income.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net sales for the fiscal year ended March 31, 2010 ("fiscal 2010") decreased by $11,990,000, or 35.5%, from the year ended March 31, 2009 ("fiscal 2009"). The decrease was a direct result of the worldwide economic downturn that caused the Company's customers to reduce the amount of products those customers ordered from the Company. Although the economic downturn occurred early in fiscal 2009, because of a significant backlog of unfilled orders that the Company carried in fiscal 2009, the drop off in new sales was not realized by the Company until the fourth quarter of fiscal 2009. The decrease in sales that commenced in the fourth quarter of 2009 continued throughout most of fiscal 2010. Although orders and new sales increased during the fourth quarter of fiscal 2010, the Company is unable to determine whether the increased orders represents a trend or merely a temporary fluctuation.

As a result of the decrease in net sales, the Company's gross profits decreased in fiscal 2010 by $2,004,000, or 29.9%, compared to fiscal 2009. However, because of the cost cutting efforts the Company implemented when the economic downturn became apparent, and in part due to the Company's increased use of automation in its manufacturing systems, the Company's gross margins increased from 19.9% in fiscal 2009 to 21.6% in fiscal 2010.

Selling, general and administrative expenses for fiscal 2010 decreased by $1,456,000, or 25.0%, compared to fiscal 2009, as a result of the significant decrease in net sales in fiscal 2010 and a reduction in fees paid to professionals. However, the Company was not able to reduce its selling, general and administrative expenses by the same percentage as the reduction in net sales because of certain fixed costs. As a result, during fiscal 2010, selling, general and administrative expenses as a percentage of net sales increased to 20.1% of net sales, compared to 17.3% of net sales in fiscal 2009. Certain selling, general and administrative expenses in the future may be lower as a result of the closure of the manufacturing facility in Pinghu (including the reduction in rental expenses) and the consolidation of the general and administrative functions previously performed at that site into the Company's other offices (mostly in Hong Kong), thereby eliminating duplicative operations.

Despite the 35.5% decrease in sales, because of the increase in gross margins and the Company's ability to drastically reduce its selling, general and administrative expenses in fiscal 2010, the Company managed to generated operating income of $333,000 (compared to operating income of $881,000 in fiscal 2009).

The Company's interest expenses decreased in fiscal 2010 from $141,000 in fiscal 2009 to $47,000 as a result of lower interest rates. However, the lower interest rates also decreased the Company's interest income in fiscal 2010 despite a slight increase in interest bearing funds carried by the Company during fiscal 2010. For fiscal 2010, the Company had an currency exchange rate gain of $173,000 as the Euro strengthened against the U.S. dollar during most of fiscal 2010. The Company incurred a $330,000 of currency exchange loss in fiscal 2009. Because sales to European customers represented over 54% of total net sales in fiscal 2010, the Company will continue to be more exposed to fluctuations in the exchange rate between the Euro and the U.S. dollar. Since the Company does not undertake any currency hedging transactions, its financial results will continue to be affected by the future fluctuations of currencies (the Company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations to 5%). As a result of the decreased interest expense and the currency exchange gain, the Company had total non-operating income of $77,000 in fiscal 2010 compared to total non-operating expenses of $206,000 in fiscal 2009.

The Company's net income in fiscal 2010 was $420,000 compared to net income of $768,000 in fiscal 2009 despite a $11,990,000 decrease in net sales in fiscal 2010. The Company managed to generate $420,000 net income despite the worldwide economic downturn because of its ability to manage its expenses (thereby increasing gross margins and decreasing selling, general and administrative expense), and the currency exchange gain.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net sales for fiscal 2009 increased by $565,000, or 1.7%, from the year ended March 31, 2008 ("fiscal 2008"). The increase in net sales occurred despite a worldwide economic slowdown and a worldwide financial crisis that affected the Company and its customers. The Company's net sales increased during the first nine months of fiscal 2009 due in part to a large backlog of orders that carried over from fiscal 2008. During fiscal 2008 the Company was subjected to four labor strikes that stopped and/or slowed down some of its operations and manufacturing. As a result, the Company was unable to fill all of its orders in fiscal 2008, which orders were filled in fiscal 2009 when the Company's workers returned to full force. In addition, the Company also benefited because some of its competitors ceased operating.

Gross profits increased in fiscal 2009 over gross profits in fiscal 2008 by $1,630,000 due to the increase in revenues and, in particular, due to a significant decrease in the cost of raw materials. During fiscal 2008, the cost of most of the Company's raw materials increased very significantly. However, due to the economic downturn and other global factors that occurred in fiscal 2009, the cost of these raw materials decreased very significantly in fiscal 2009. As a result, the Company's cost of sales decreased by $1,065,000 in fiscal 2009 compared to fiscal 2008 despite an increase in net sales. Because of these significant fluctuations in the cost of raw materials, the Company and certain of its larger customers agreed to price new orders based on the cost of raw materials and to periodically adjust the price of the products manufactured by the Company based on the changes in the cost of raw materials. Also, the Company has refused to enter into long term, fixed price manufacturing agreements. As a result of the foregoing customer arrangements, the Company does not expect to experience either large losses or large gains on customer contracts in the future due to fluctuations in raw material costs.

Selling, general and administrative expenses for fiscal 2009 decreased by $1,528,000, or 20.8%, compared to fiscal 2008, despite an increase in net sales in fiscal 2009. As a result, during fiscal 2009, selling, general and administrative expenses constituted only 17.3% of net sales, compared to 22.2% of net sales in fiscal 2008. Selling, general and administrative expenses in fiscal 2009 decreased due to the Company moving most of the general and administrative functions previously performed at its Golden Bright facility to the Company's other offices (mostly in Hong Kong), thereby eliminating duplicative operations, and due to favorable labor court rulings in fiscal 2009 that permitted the Company to reverse an approximately $342,000 reserve that the Company had established in fiscal 2008 to pay these pending labor claims. Selling, general and administrative expenses in fiscal 2008 also reflected some additional one-time expenses that the Company did not have in fiscal 2009, such as approximately of $412,000 of payments that the Company made in fiscal 2008 to its workers to resolve/settle certain labor disputes, and costs incurred in improving the accounting functions at its subsidiaries.

The increase in net sales, increase in gross profits and the decrease in selling, general and administrative expenses resulted in the Company recognizing operating income of $881,000 in fiscal 2009, compared to an operating loss of $2,277,000 in fiscal 2008.

The Company's interest expenses decreased in fiscal 2009 from $225,000 in fiscal 2008 to $141,000 in fiscal 2009 as a result of lower interest rates. The Company's interest income in fiscal 2009 also decreased from $100,000 in fiscal 2008 to $35,000 in fiscal 2009 due to the decrease in the interest rates. The Company's income in fiscal 2009 was further reduced by $330,000 of currency exchange losses. The Company had a currency exchange rate gain of $283,000 in fiscal 2008. The currency exchange gains and losses in fiscal 2008 and 2009 were the result of fluctuations in the value of the Euro compared to the U.S. dollar. During fiscal 2009, the U.S. dollar strengthened compared to the Euro. Since sales to European customers increased from $14,426,000 in fiscal 2008 to $16,031,000 in fiscal 2009, the Company was more exposed to adverse changes in the value of the Euro compared to the U.S. dollar.

Due to increased net sales (mostly in the first nine months of fiscal 2009), lower raw material prices, and the Company's effective cost control measures in fiscal 2009, the Company managed to generate net income of $768,000 in fiscal 2009, compared to net loss of $1,921,000 in fiscal 2008.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,		
	2008	2009	2010
		(In thousands)	
Net cash provided by operating activities	$ 75	$2,005	$1,746
Net cash (used in) provided by investing activities	(5)	558	159
Net cash used in financing activities	(1,496)	(663)	(1,428)
Net (decrease) increase in cash and cash equivalents	(1,426)	1,900	477
Cash and cash equivalents at beginning of period	5,299	3,889	5,809
Effect of exchange rate changes	16	20	(7)
Cash and cash equivalents at end of period	$3,889	$5,809	$6,279

At March 31, 2010, the Company had working capital of $9,803,000, compared to working capital of $9,040,000 at March 31, 2009.

The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing other than capital leases which are used to finance equipment acquisitions. For the fiscal year ended March 31, 2010, the Company had $1,746,000 of positive cash from its operating activities primarily because of its $420,000 of net income, $635,000 of depreciation non-cash expenses, and a $293,000 decrease in inventories.

Because of the Company's international operations, the Company's banking arrangements provide the Company with credit facilities for letters of credit and import loans. The Company also uses these credit facilities to fund certain of its capital requirements, to post the stand-by letters of credit required for the governmentally imposed import deposits, and to finance some of its machinery and equipment purchases. During fiscal 2010, the foregoing banking facilities were provided to the Company by DBS Bank (Hong Kong) Limited. During fiscal 2010, the Company also had a second credit facility that was provided by Overseas-Chinese Banking Corporation Limited (OCBC), under which the Company had a maximum of $1,221,000 (subject to various sub-limits) of available credit. However, the Company has decided not to renew the OCBC facility. Accordingly, the Company currently only has the DBS Bank facility available.

The DBS facility provides for a maximum letter or credit/trust receipt facility of $3,342,000 and for an aggregate of $295,000 for capital expenditure/equipment loans. The interest rates under the DBS letter of credit facility is 1% over the best lending rate quoted by the bank from time to time for Hong Kong dollar credits, and the bank's standard bills rate for U.S.

dollar credits. The DBS capital expenditure loans are repayable in monthly installments ranging from 8 months to 24 months. Interest rates under the DBS capital expenditure facility are set at 0.25% below the prime rate quoted by the bank from time to time. The DBS facility is also secured by a charge on various accounts maintained by the Company at that bank and by cross guarantees indemnities by Highway Holdings Limited and the various borrowing subsidiaries.

As of March 31, 2010, the Company had borrowings of $793,000 and a standby letter of credit of $33,000 outstanding under its credit facility, and had a total of $2,142,000 of available credit remaining under the DBS credit facility. The Company's long-term debt (including the current portion) was $295,000 as of March 31, 2010. Because of the Company has significant working capital reserves and a significant amount of cash and cash equivalents, the Company believes that the DBS credit facility currently is sufficient for its projected needs. However, should the Company be required to incur significant unanticipated expenses (such as relocating its Long Hua facilities, posting additional deposits/bonds with governmental agencies, or funding certain operating expenses as a result of the worldwide economic slowdown), the current facilities may not be sufficient.

Although the Company's rent at its largest facility increased effective February 2009, the Company's overall rental payments for all of its facilities in the current fiscal year are expected to decrease slightly compared to fiscal 2010 due to the closure of the Pinghu facility in January 2010. Effective February 2009, the Company entered into a new three-year lease for the Long Hua, Shenzhen, facility. The new lease at the Company's largest facility increased the Company's rent at this facility by approximately one-third.

As a result of its currently available working capital and its internal projections for the next year, the Company expects that its working capital requirements and capital needs for at least the next 12 months can be funded through a combination of internally generated funds and existing credit facilities.

Impact of Inflation

The rapid growth of China's economy in general, and the growth in Shenzhen in particular, has in the past few years resulted in increased rent, energy prices, fuel and labor expenses. These increased costs have adversely affected the Company's cost of operations. As a result of the worldwide economic slowdown, price inflation has moderated, and the Company does not currently anticipate any additional inflation that will lead price increases in the near future. However, if inflation does continue, the Company's costs will likely further increase, and there can be no assurance that the Company will be able to increase its prices to an extent that would offset the increase in expenses.

Exchange Rates

The Company transacts its business with its vendors and customers primarily in U.S. dollars, Hong Kong dollars and Euros.

The Company makes its payments under the BFDC Agreements for its manufacturing facilities and factory workers in Shenzhen in renminbi (RMB), as management fees and other operating charges are based on RMB. The exchange rate between the U.S. dollar and the RMB has changed during the past few years as the value of the RMB compared to the U.S. dollar has increased during that period. Accordingly, the Company's operating costs (expressed in U.S. dollars) have increased.

For the fiscal years ended March 31, 2008, 2009 and 2010, 18%, 22% and 29%, respectively, of the Company's net sales were paid in Euros. The fluctuation of the Euro/U.S. dollar exchange rates have resulted in currency exchange gains and losses. For example, as a result of the decrease in the value of the Euro compared to the U.S. dollar the Company recognized a currency exchange loss in fiscal 2009. However, the Company in fiscal 2010 realized a currency exchange gain as the Euro strengthened compared to the U.S. dollar. The Company's currency exchange exposure is expected to increase in the future as more of its transactions are expected to be denominated in Euros. In addition, now that the exchange rate of the RMB has been permitted to adjust, the Company's operations and financial statements will be further exposed to changes in currency exchange rate.

The Company does not utilize any form of financial hedging or option instruments to limit its exposure to exchange rate or material price fluctuations and has no current intentions to engage in such activities in the future. Accordingly, material fluctuations in the exchange rates between the U.S. dollar and other currencies, the Euro in particular, could have a material impact on the Company's future results. In order to mitigate the effects of significant fluctuations in the value of the Euro, the Company has, however, entered into agreements with most of its European customers that either limits the exposure to currency fluctuations to approximately 5% or provides that the price charged by the Company will be re-negotiated every three months to account for currency fluctuations.

Trend Information

As discussed in greater detail elsewhere, there have been several significant trends effecting the production and sales of the Company. Most notably, commencing at the end of fiscal 2009 and continuing through fiscal 2010, there has been a worldwide economic slowdown and a worldwide financial crisis that has affected the Company and its customers. Commencing in fiscal 2009, new customer orders slowed significantly, reaching its lowest point in the first quarter of fiscal 2010. Since the first quarter of fiscal 2010, customer orders have gradually increased as the recession seemed to ease. Although the recession in the U.S. and some other parts of the world seem to be easing, the economic outlook for Europe is uncertain, as is the value of the Euro. Since the Company obtains a significant portion of its orders from Europe (54% of its sales in fiscal 2010 were to European customers), the uncertain economy in Europe, and the decreasing value of the Euro, are likely to have a negative effect on the Company's short-term outlook.

Also, due to the economic downturn and other global factors that occurred in fiscal 2009 and 2010, the cost of many of the raw materials used by the Company decreased. The cost of raw materials has recently, however, significantly increased. As a result of these significant fluctuations, the Company is unable to estimate the future trend of its raw material prices.

Other than as disclosed elsewhere in this Annual Report on Form 20-F, the Company is not aware of any trends, uncertainties, demands, commitments or events for the period from

April 1, 2009 to March 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements and does not engage in trading activities involving non-exchange traded contracts. In addition, the Company has no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of the Company's assets.

Contractual Obligations

The following is a summary of the Company's contractual obligations as of March 31, 2010 is as follows:

	Payment due by Year Ending March 31,					
Contractual Obligations	**Total**	**2011**	**2012**	**2013**	**2014**	**2015 and thereafter**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Facility Leases	2,665	1,235	1,086	85	86	173
Finance Leases	295	251	41	3	-	-
Capital commitment on purchase of property, plant and equipment	55	55	-	-	-	-
Purchase obligations	3,797	3,797	-	-	-	-
Short term borrowing	793	793	-	-	-	-
Interest commitments	10	9	1	-	-	-
Total	7,615	6,140	1,128	88	86	173

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to bad and doubtful debts, inventories, deferred and income taxes, and impairment of assets. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 "Summary of Significant Accounting Policies" of our consolidated financial statements in Item 18.

Impairment of assets – The Company's long-lived assets principally include property, plant and equipment and intangible assets. The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The Company's assessments of impairment of long-lived assets and its periodic review of the remaining useful lives of its long-lived assets are an integral part of the Company's ongoing strategic review of its business and operations. Therefore, future changes in the Company's strategy and other changes in the operations of the Company could impact the projected future operating results that are inherent in the Company's estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets could change and, therefore, impact the assessments of impairment in the future.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The Directors and executive officers of the Company as of June 28, 2010 are listed below. The Directors hold office until the next annual meeting of shareholders, which currently is scheduled to be held on August 17, 2010.

Name	Age	Positions
Roland W. Kohl	61	Chief Executive Officer, Director, Chairman of the Board
Holger Will	44	Chief Operating Officer
Satoru Saito (1)	61	Sales Director, Metal Stamping Operations, Director
Fong Po Shan	44	Chief Financial Officer, Secretary
May Tsang Shu Mui (1)	50	Chief Administrative Officer, Director
Tiko Aharonov (2) (3)	63	Director
Dirk Hermann (1)	46	Director
Uri Bernhard Oppenheimer (2) (3)	74	Director
Shlomo Tamir (2) (3)	63	Director
Kevin Yang Kuang Yu (2)	53	Director
Irene Wong Ping Yim (2)	44	Director
Brian Geary (2) (3)	53	Director
George Leung Wing Chan (2)	57	Director

(1) Satoru Saito, May Tsang Shu Mui, and Dirk Hermann will not stand for re-election at the annual meeting of shareholders currently scheduled to be held on August 17, 2010.
(2) Current member of Audit Committee.
(3) Member of Compensation Committee

Roland W. Kohl. Mr. Kohl was the founder of the Company and has been its Chief Executive Officer since its inception in 1990. He has been a Director of the Company since March 1, 1995. He has overall responsibility for the day-to-day operations of the Company and its subsidiaries. Prior to forming the Company, Mr. Kohl was the Managing Director of Dialbright Company Limited, a camera manufacturer located in China. Mr. Kohl received a degree in mechanical engineering and has over twenty year's experience in managing factories and manufacturing operations in China. Mr. Kohl is a German national and resides in Hong Kong.

Holger Will. Mr. Will has been employed with the Company since 1996 and was appointed as the Company's Chief Operating Officer effective May 1, 2010. Mr. Will started with the Company as a Production consultant to one of the Company's subsidiaries and eventually became the Production Manager of that subsidiary. In 2000 Mr. Will became the General Manager of Kayser Technik Ltd., the Company's marketing arm to German customers. As Chief Operating Officer, Mr. Will now is involved in all of the Company's operations.

Satoru Saito. Mr. Saito has been employed by the Company since its inception and has been a Director since September 14, 1996. Mr. Saito's responsibilities include supervision of sales and marketing in the metal manufacturing division. Mr. Saito has extensive experience in working with Japanese companies in Japan and China. Mr. Saito is a Japanese national and resides in Hong Kong.

Fong Po Shan. Ms. Fong was employed as the Chief Financial Officer and Secretary of the Company in January 1998. Ms. Fong's responsibilities include planning financial development and setting up the internal systems. From 1995-1997, Ms. Fong worked at Philips Hong Kong Limited and KONE Elevator (HK) Limited as a Management Accountant and Financial Control and Supply Manager, respectively. From 1991-1994, Ms. Fong was employed as an Accounting Manager of the Company. She is a member of CPA Australia and Hong Kong Institute of Certified Public Accountants. She graduated from Simon Fraser University with a Bachelor Degree in Business Administration in Canada in 1990 and received a Masters in Accounting from the Charles Stuart University in 1994.

Tiko Aharonov. Mr. Aharonov has been a Director of the Company since its inception in 1990 and was a General Manager of the Company's camera operations from 1998 to 2004. Until the closing of the Company's Bulgarian facility in 2004, Mr. Aharonov acted as the General Manager of the Bulgarian operations. He was a bank manager for a leading Israeli commercial and retail bank from 1969 to 1989 and has operated his own real estate and investment company for high net worth individuals desiring to invest in real estate in Israel. Mr. Aharonov also represents investors in real estate in Bulgaria.

May Tsang Shu Mui. Ms. Tsang has been the Company's Factory Manager in charge of camera manufacturing and a Director of the Company since 1990. In 2001, Ms. Tsang became the Company's Administration Manager, and in 2005 became the Company's Chief Administrative Officer. Ms. Tsang is a Chinese national and resides in Hong Kong.

Dirk Hermann. Dr. Hermann was appointed to the Board of Directors in January 2003. Dr. Hermann has served since 2006 as a sales executive for VKB AG, a leading insurance company in Germany. Prior thereto, he used to work for Allianz Versicherungs-AG as a regional marketing director for southwest Germany. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich. Previously, he held a marketing position with MSU Management Consulting GmbH. He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany. Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor's degree in business administration. He also holds a master's degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

Uri Bernhard Oppenheimer. Mr. Oppenheimer was elected to the Board of Directors in July 2005. Mr. Oppenheimer is founder, managing director and the majority owner of U.B. Oppenheimer GmbH in Germany and MIG Germany GmbH in Germany.

Shlomo Tamir. Mr. Tamir was elected to the Board of Directors in July 2005. Mr. Tamir has worked with Taman/Israel Aircraft Industry since 1969, holding various positions, including Director of Product Assurance, Program Manager, and most recently as a Group of Programs Manager.

Kevin Yang Kuang Yu. Mr. Yang was elected to the Board of Directors in July 2005. He has, since 2004 been the China-USA Director of Holt Asia LLC (now owned by Chesta Co., Inc.) in the U.S. Prior thereto, from 2000 to May 2003, Mr. Yang set up and managed a factory in Shanghai for CHT Co., Ltd. (now owned by Chesta Co., Inc.) and controlled and managed other manufacturing facilities in China. Mr. Yang has also been involved with trading companies that were engaged in exporting products to the U.S.

Irene Wong Ping Yim. Ms. Wong was elected to the Board of Directors in July 2005. Ms. Wong has been the Chief Accountant of CNIM HK Ltd. in Hong Kong since 2003. Prior thereto, she spent two years earning a Master of Business Administration from Deakin University in Australia. From 1994 to 2001, Ms. Wong was the Accounting Manager of Highway Holdings.

Brian Geary. Mr. Geary was appointed to the Board of Directors in December 2005. Mr. Geary has since 2002 been a director of LMI Aerospace, a public company that manufactures components, assemblies, and kits for the aerospace, defense, and technology industries. From 1978 until 2002, Mr. Geary was the President and owner Versaform Corp. and Versaform Canada, two companies that were sold to LMI Aerospace in 2002.

George Leung Wing Chan. Mr. Leung was appointed to the Board of Directors in December 2005. Since 2004, Mr. Leung has been a management consultant. Prior thereto, from 1995 to 2004, he was the Managing Director/Vice President of Lucky Metal & Plastic Mfg. Co., Ltd.

Dr. Hermann is the brother-in-law of Roland Kohl. Other than the foregoing relationship, there is no family relationship between any of the above-named officers, directors or employees. To the Company's knowledge, no arrangement or understanding exists between any such director and executive officer and any major shareholder, customer, supplier or other party pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Compensation of Directors and Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ending on March 31, 2010 to all of the directors and officers listed above, as a group (13 people), for services rendered to the Company and its subsidiaries in all capacities was approximately $834,000. Because of the Company's financial difficulties, Mr. Kohl, the Company's Chief Executive Officer, voluntarily accepted a 40% reduction in his salary in fiscal 2009 and 2010. Mr. Kohl's employment agreement was recently extended through March 2014. Since the current worldwide economic uncertainties are continuing, until further notice Mr. Kohl has agreed to voluntarily reduce the amount of his current monthly salary by approximately 15%.

During the past fiscal year, the Company paid each non-executive director (Tiko Aharonov, Dirk Hermann, Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, and George Leung Wing Chan) an annualized director's fee of $10,000, and reimbursed them for their reasonable expenses incurred in connection with their services as directors. In addition, members of any Board committee and the Chairman of the Audit Committee are paid an additional fee of $1,660 per year for each committee on which they serve. On November 9, 2009, the Company granted to each independent director a five-year option to purchase 3,000 shares at an exercise price of $1.65 (the trading price of the stock at the time of the option grant). The options become vested and are exercisable only after the first anniversary (November 9, 2011) of the option grant date.

Options of Directors and Senior Management

The following table sets forth the number of options to purchase Common Shares that each current Director and executive officer of the Company owns as of June 28, 2010, together with the exercise price of such options and the expiration date of the options.

Name of Beneficial Owner Or Identity of Group	Number of Common Shares	Expiration Date	Exercise Price
Tiko Aharonov	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
May Tsang Shu Mui	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Satoru Saito	10,000	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Dirk Hermann	8,500	June 30, 2010	$3.50
	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
Fong Po Shan	10,000	June 30, 2010	$3.50
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Kevin Yang Kuang Yu	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Irene Wong Ping Yim	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Shlomo Tamir	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Brian Geary	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
George Leung Wing Chan	5,000	June 23, 2011	$3.42
	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Uri Bernhard Oppenheimer	5,000	July 2, 2012	$4.03
	3,000	November 9, 2014	$1.65
Holger Will	1,000	November 9, 2014	$1.65

For additional information regarding the share ownership in the Company by the Company's directors, executive officers, and principal shareholders is set forth in Item 7, "Major Shareholders and Related Party Transactions," below.

The Company has adopted the 1996 Stock Option Plan (the "1996 Option Plan") that currently covers 600,000 shares of the Common Shares. The Option Plan provides for the grant of options to purchase Common Shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than the fair market value or less than the par value per share on the date the options granted), the number of Common Shares subject to the option and the option's exercisability. As of March 31, 2010, options granted under the Option Plan to purchase a total of 197,500 Common Shares were still outstanding. The maximum term of options granted under the Option Plan is five years. The average weighted exercise price of all options outstanding on March 31, 2010 was $3.32 per share. As of March 31, 2010, no additional shares were available for grant under the 1996 Option Plan.

Because the Company had granted options for the purchase of all authorized shares under the 1996 Option Plan, on June 26, 2010, the Company adopted the "2010 Stock Option And Restricted Stock Plan" (the "2010 Option Plan"). The 2010 Option Plan will replace the 1996 Option Plan. Under the new option plan, the Company is authorized to grant options, and to issue restricted shares, for a total of 600,000 shares. To date, no options have been granted under the 2010 Option Plan. The adoption of the 2010 Stock Option Plan is subject to the approval of the Company's shareholders. Accordingly, the new option plan will be submitted to the shareholders for their approval at the annual meeting of shareholders currently scheduled for August 17, 2010.

Board Practices

Directors of the Company are elected each year at the Company's annual meeting of shareholders and serve until their successors take office, or until their death, resignation or removal. The Company generally holds its annual meeting of shareholders within 90 days after the filing of its Annual Report on Form 20-F with the Commission. Executive officers serve at the pleasure of the Board of Directors of the Company. As of the date of this Annual Report, there are no agreements with any of the Directors that would provide the Directors with any benefits upon termination of employment.

Audit Committee During fiscal 2010, the members of the Audit Committee of the Board of Directors were Uri Bernhard Oppenheimer, Shlomo Tamir, Kevin Yang Kuang Yu, Irene Wong Ping Yim, Brian Geary, George Leung Wing Chan and Tiko Aharonov. During the current fiscal year, the Audit Committee now consists of Irene Wong Ping Yim, Uri Bernhard Oppenheimer, Shlomo Tamir, George Leung Wing Chan and Tiko Aharonov. The Audit Committee reviews, acts on and reports to the Board of Directors on various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the independent auditors, any additional services to be provided by the auditors, and the Company's accounting practices.

Each of these individuals is a non-employee director and is independent as defined under the Nasdaq Stock Market's listing standards, and each has significant knowledge of financial matters (one of the members has an advanced degree in business administration). Ms. Wong has been designated by the Board as the "audit committee financial expert" as defined under Item 401(h)(2) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The Audit Committee met four times during fiscal 2010. The Audit Committee operates under a formal charter that governs its duties and conduct.

Compensation Committee During the past fiscal year, the Compensation Committee of the Board of Directors consisted of consisted of Shlomo Tamir, Uri Bernhard Oppenheimer, Brian Geary and Tiko Aharonov. The Compensation Committee administers the Company's 1996 Stock Option Plan and establishes the salaries and incentive compensation of the executive officers of the Company. The Compensation Committee also will administer the new 2010 Stock Option And Restricted Stock Plan.

All of the Company's directors (there currently are eleven directors, seven of whom are independent) participate in the selection of director nominees. Accordingly, the Board of Directors has not yet found it necessary to have a separate Nominating Committee. The Board of Directors has not established any specific minimum qualifications for director candidates or any specific qualities or skills that a candidate must possess in order to be considered qualified to be nominated as a director. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing board composition. In making its nominations, the Board of Directors generally will consider, among other things, an individual's business experience, industry experience, financial background, breadth of knowledge about issues affecting our company, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Employees

As of March 31, 2010, the Company had a total of 786 persons were working on a full-time basis for the Company. Of these, 505 workers in China were employed by the Company under the BFDC Agreements in Long Hua, and 19 employees are employed at the Wuxi facility. The employees in Long Hua are technically employed by the local authorities, not by the Company. However, since the Company's Wuxi subsidiary is a registered Chinese company, the employees at the Wuxi facility are employees of the Company's Wuxi subsidiary. As of March 31, 2010, the Company also had 37 employees in Hong Kong, all of whom were employees of the Company's subsidiaries. Of the foregoing workers and employees, 37 were engaged in the administration of the Company, 750 were engaged in manufacturing (including research and development, design, engineering, quality control, and shipping), 13 were engaged in marketing, and the balance (23 employees) were engaged in miscellaneous other supporting functions. The Company requires most of its Hong Kong staff to regularly visit the Company's China facilities to oversee local management and provide technical assistance.

The number of workers employed by the Company fluctuates largely due to the availability of workers and the time of year. The seasonality is also dependent, to a lesser extent, on orders held by the Company. The Company has experienced temporary shortages of labor and has taken action to attract additional workers. From time to time, the availability of workers has been adversely affected because of the high demand for such workers in the Company's location, due to transportation difficulties in bringing workers to Shenzhen, and due to seasonal demands on labor such as harvesting when the mainly rural-based laborers are required to return to their village. Due to the nature of the labor force working at facilities such as the Company's in Shenzhen, the Company experiences high turnover of employees annually.

Since the enactment of the new Labor Contract Law that became effective on January 1, 2008, Chinese workers are allowed to join an official trade union. However, to the Company's knowledge, none of the Company's employees have joined labor unions or become a party to a collective bargaining agreement. In June 2007, the National People's Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. The new law formalizes workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. In addition to changing future compensation rules, certain provisions of the new law may have provided workers with the right to demand payment for services previously provided, which resulted in the four strikes against the Company in fiscal 2008 demanding back pay.

The Company believes that its relations with its employees in Hong Kong and with its managers in China are good. However, because most employees engaged in manufacturing, packaging and shipping are seasonal workers, and most workers change jobs at least once a year, the Company relationship with these workers depends on the labor market in general. During any operating year, because of the transient nature of its workers (most workers resign during the year and new workers have to be hired), the Company will normally have a turnover rate of over 100% for its workers (excluding managers, technicians and Hong Kong employees). As a result, the Company cannot guarantee that its workers will not strike in the future or otherwise leave and accept employment elsewhere.

Share Ownership

The share ownership of the Company's officers and directors is listed under Item 7 of this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders. The Company is not directly or indirectly owned or controlled by any other corporation or any foreign government. The following table sets forth, as of June 28, 2009, certain information with respect to the beneficial ownership of the Company's Common Shares by each person (i) who is an executive officer or director of the Company, or (ii) known by the Company to own beneficially more than 5% of the outstanding Common Shares outstanding as of such date.

Name of Beneficial Owner or Identify of Group[1]	Number of Common Shares Beneficially Owned	Percent Beneficial Owned[**]
Roland W. Kohl	614,067	15.57%
Tiko Aharonov	266,000[2]	6.74%
Dirk Hermann	119,500[3]	3.03%
Satoru Saito	369,980[2]	9.38%
May Tsang Shu Mui	89,171[2]	2.26%
George Leung Wing Chan	10,000[4]	*
Brian Geary	15,000[5]	*
Irene Wong Ping Yim	10,000[4]	*
Kevin Yang Kung Yu	18,244[4]	*
Shlomo Tamir	10,000[4]	*
Uri Bernhard Oppenheimer	10,000[4]	*
Cartwright Investments Limited	346,830	8.79%
Fong Po Shan	16,283[7]	*
Holger Will	1,000[4]	*

* Less than 1%.

** Under the rules of the Securities and Exchange Commission, shares of Common Shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(1) The address of each of the named holders is c/o Highway Holdings Limited, Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui, New Territories, Hong Kong.

(2) Includes stock options to purchase 20,000 Common Shares which are currently exercisable, or within 60 days.

(3) Includes stock options to purchase 18,500 Common Shares which are currently exercisable, or within 60 days.

(4) Consists stock options to purchase Common Shares which are currently exercisable, or within 60 days.

(5) Includes stock options to purchase 10,000 Common Shares which are currently exercisable, or within 60 days.

(6) Includes stock options to purchase 5,000 Common Shares which are currently exercisable, or within 60 days.

(7) Includes stock options to purchase 15,000 Common Shares which are currently exercisable, or within 60 days.

Of our 45 record holders, 29 are residents of the United States. Excluding shares held in street name, the known U.S. resident stockholders own approximately 47,000 Common Shares. The foreign record holders own approximately 1,087,000 Common Shares. Based on the Company's records of shares owned by record holders and in street name, the Company believes that over 50% of the Company's outstanding shares are owned by foreign shareholders. There have been no significant changes in the percentage ownership held by any major shareholders during the past three years, and there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company. All holders of the Common Shares have the same voting rights, and the Company's major shareholders do not have different voting rights.

Related Party Transactions.

The Company did not engage in any related party transactions during the fiscal year ended March 31, 2010.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

We have included consolidated financial statements as part of this annual report.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Dividend Policy.

The Company attempts to pay a cash dividend annually to all holders of its Common Shares, subject to its profitability and cash position. In fiscal years ended March 31, 2007 and March 31, 2008, the Company made dividend payments to its shareholders of $0.36 and $0.035 per share, respectively. Because of the financial uncertainty concerning the global economy and the effect that the slowdown in the global economy could have on the Company, the Board did not declare or pay any dividends during the fiscal years ended March 31, 2009. However, because of the Company's cash position, despite the economic downturn, the Company did pay a dividend in fiscal 2010 (a dividend of $0.03 per share was paid in August 2009). Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company's net profit after taxes, the anticipated future earnings of the Company, the success of the Company's business activities, the Company's capital requirements, and the general financial conditions of the Company. Although it is the Company's intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will pay, in fact, pay any dividends in the future even if its has a profitable year or is otherwise capable of doing so.

Legal Proceedings.

The Company occasionally becomes subject to legal proceedings and claims that arise in the ordinary course of its business. It is impossible to predict with any certainty the outcome of any pending disputes, and the Company cannot predict whether any liability arising from pending claims and litigation will be material in relation to the Company's consolidated financial position or results of operations. However, the Company does not believe that it currently is subject to any pending legal proceedings that involve amounts that are material to the Company's financial condition even if the outcome is adverse to the Company.

Item 9. The Listing

A. Offer and Listing Details

The Company's Common Shares are currently traded on the Nasdaq Capital Market under the symbol "HIHO" and are not listed for trading in any trading market outside the United States. On June 25, 2010, the last reported sale price of our Common Shares on the Nasdaq Capital Market was $1,80 per share. As of June 28, 2010, there were 45 holders of record of the Company's Common Shares. However, the Company believes that are a significantly greater number of "street name" shareholders of the Common Shares.

The following table sets forth the high and low closing sale prices as reported by The Nasdaq Stock Market for years for each of the last five years ended March 31, 2010:

Year Ended	High	Low
March 31, 2010	$2.88	$0.60
March 31, 2009	$2.01	$0.55
March 31, 2008	$6.30	$1.60
March 31, 2007	$6.46	$2.80
March 31, 2006	$5.48	$2.77

The following table sets forth the high and low closing sale prices of the Common Shares as reported by Nasdaq during each quarter of the two most recent fiscal years.

Quarter Ended	High	Low
March 31, 2010	$2.88	$1.75
December 31, 2009	$2.25	$1.54
September 30, 2009	$2.06	$1.32
June 30, 2009	$1.59	$0.60
March 31, 2009	$1.00	$0.55
December 31, 2008	$1.65	$0.59
September 30, 2008	$2.01	$1.48
June 30, 2008	$2.00	$1.60

The following table sets forth the high and low closing sale prices of the Company's Common Shares as reported by the Nasdaq Stock Market during each of the most recent six months.

Month Ended	High	Low
May 31, 2010	$2.51	$2.20
April 30, 2010	$3.26	$2.39
March 31, 2010	$2.69	$2.16
February 28, 2010	$2.88	$1.82
January 31, 2010	$2.30	$1.75
December 31, 2009	$2.25	$1.70

B. Plan of Distribution

No disclosure is required in response to this Item.

C. Markets

Our Common Shares have been listed on the Nasdaq Capital Market during the past five years, under the symbol "HIHO."

D. Selling Shareholders

No disclosure is required in response to this Item.

E. Dilution

No disclosure is required in response to this Item.

F. Expenses of the Issue

No disclosure is required in response to this Item.

Item 10. Additional Information

Share Capital

The Company's authorized capital consists of 20,000,000 Common Shares, $0.01 par value per share. As of March 31, 2010 and June 28, 2009, there were 3,779,674 and 3,741,874 Common Shares outstanding, respectively. The number of shares outstanding could increase in the future by the shares issued upon the exercise of currently issued and outstanding options (see, "Item 6, Share Ownership," above). As of March 31, 2010, no warrants to purchase Common Shares were outstanding. There have been no events in the last three years which have changed the amount, the number of classes, or voting rights, of our issued capital.

Memorandum And Articles Of Association

Highway Holdings Limited is registered at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands and has been assigned company number 32576. The objectives or purposes of the Company are to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. The Company does not believe that there are any restrictions in its charter or under British Virgin Island law that materially limit the Company's current or proposed operations.

Regulation 60 of the Company's Articles of Association (the "Articles") provides that a favorable vote of a majority of the Company's independent directors is required as to any related party transaction between the Company and any 5% or more members of the Company and/or officer or director of the Company. It also provides that the Company shall use its best efforts to at all times maintain at least 2 independent directors. However, a director may vote or consent with respect to any contract or arrangement in which the director is materially interested, if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors. Regulation 88 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company.

There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the Company in order to serve as directors.

The authorized share capital of the Company is $200,000 divided into 20,000,000 Common Shares with par value of $0.01 each. Holders of our Common Shares are entitled to one vote for each whole share on all matters to be voted upon by members, including the election of directors. Holders of our Common Shares do not have cumulative voting rights in the election of directors. All of our Common Shares are equal to each other with respect to liquidation and dividend rights. Holders of our Common Shares are entitled to receive dividends if and when declared by our Board of Directors out of surplus in accordance with British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our Common Shares are distributable among them according to their respective holdings. Holders of our Common Shares have no preemptive rights to purchase any additional, unissued Common Shares.

Regulation 17 provides that the Company may purchase, redeem or otherwise acquire and hold its own shares out of surplus or in exchange for newly issued shares of equal value. However, no purchase, redemption or other acquisition shall be made unless, immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business, and the Company will not be insolvent.

Regulation 10 of the Articles provide that without prejudice to any special rights previously conferred on the holders of any existing shares, the unissued shares in the Company are at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of the directors determine.

Clause 10 of the Memorandum of Association provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of that class or series and of the holders of not less than three fourths of any other class or series of shares which may be affected by such variation.

Clause 15 of the Memorandum of Association (which is subject to the provisions of regulation 60 of the Articles) provide that the Memorandum and Articles of Association of the Company may be amended by a resolution of members or a resolution of directors. Regulation 60 of the Articles provides that any proposed change in the Memorandum and Articles of Association not otherwise approved by the majority vote of the shares held by the Company's non-management members shall be approved by a majority of the Company's directors and not disapproved by a majority of the Company's independent directors. Subject to the preceding sentence, our Board of Directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. The Company's ability to amend its Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company, including a tender offer to purchase our Common Shares at a premium over the then current market price.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Regulations 38 to 58 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company. An annual meeting of members is held for the election of directors of the Company and in the manner provided in the Articles of Association. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient. If the Company fails to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after the Company's last annual meeting, a court of competent jurisdiction of the British Virgin Islands may summarily order a meeting to be held upon the application of any member or director.

British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote such securities of the Company.

There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

The full text of the Articles and Memorandum of the Company are attached to this Annual Report on Form 20-F as Exhibit 1.1.

Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, during the two years immediately preceding the filing of this Annual Report:

On April 29, 2004, Kayser Technik Ltd., the Company's metal manufacturing subsidiary, entered into that certain General Business Agreement with Berger Lahr GmbH & Co. KG for the manufacture by Kayser Technik Ltd. of motor coils and such other products as the parties may subsequently agree upon. The term of the agreement expires in December 2010.

The Company is also a party to (i) the BFDC Agreements and related agreements described in Item 4 "Information on our Company" and filed as exhibits to the Company's Securities and Exchange Commission filings, (ii) the leases, and extensions thereof, described in the Property, Plant and Equipment section of Item 4 "Information on our Company" and filed as exhibits to the Company's Securities and Exchange Commission filings, and (iii) the bank lines of credit described in the Liquidity and Capital Resources section under Item 5 "Operating and Financial Review and Prospects".

The Company is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, the Company files annual reports on Form 20-F and submit other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov.

Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company's Common Shares or on the conduct of the Company's operations either in Hong Kong, where the Company's administrative offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. Taxation and repatriation of income regarding the Company's China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on the Company's financial results. However, while the Company has been able to repatriate its income from the operations conducted in China by its Hong Kong subsidiaries, it may not be able to do so with respect to its Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary that owns and operates the Wuxi facility. There are no material British Virgin Islands laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities.

Taxation

No reciprocal tax treaty regarding withholding tax exists between the U.S. and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. The Company is not obligated to withhold any tax for payments of dividends and shareholders receive gross dividends irrespective of their residential or national status.

Under current Hong Kong tax law, dividends, interest or royalties paid by the Company to individuals and gains realized on the sale or disposition of shares are not subject to tax.

On January 1, 2008, a new tax law went into effect in the PRC that will subject the Company's Kayser (Wuxi) Metal Precision Manufacturing Limited subsidiary to a 5% withholding tax on that subsidiary's profits, if any, earned after January 1, 2008. This withholding tax will have to be paid to the PRC tax authority once Wuxi Kayser distributes dividends to the Company that is incorporated in Hong Kong since Hong Kong is the region with tax treaty agreement with PRC.

Dividends and Paying Agents

The Company has, from time to time in prior years, paid dividends to its shareholders. Dividends are declared and paid at the discretion of the Board of Directors and depend upon, among other things, the Company's net profit after taxes, the anticipated future earnings of the Company, the success of the Company's business activities, the Company's capital requirements, and the general financial conditions of the Company. Although it is the Company's intention to pay dividends during profitable fiscal years, no assurance can be given that the Company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so. The Company has not set a date on which annual, or other, dividends are paid. To date, the Company has used its transfer agent, Computershare, in Glendale, California, U.S.A. as its dividend paying agent.

Statement by Experts

No disclosure is required in response to this Item.

Documents On Display

The documents concerning the Company which are referred to in this Annual Report may be inspected by shareholders of this Company at the offices of this Company in Hong Kong.

Subsidiary Information

No disclosure is required in response to this Item.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Company sells most of its products in Hong Kong dollars, U.S. dollars, and in Euros. The exchange rate between the U.S. dollar and Hong Kong dollar has remained stable. However, the exchange rate between the Euro and the U.S. and Hong Kong dollars has fluctuated, resulting in currency exchange gains and losses. Since the Company engages in transactions in Europe that are denominated in Euros, the Company is subject to fluctuations in the rates of exchange between the dollar and the Euro, which fluctuations will affect the Company's results of operations and its balance sheet. For example, an increase in the value of a particular currency (such as the Euro) relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. Currently, most of the Company's currency fluctuation exposure is tied to the exchange rate between the U.S. dollar and the Euro.

To the extent that the Company has to convert U.S. dollars into renminbi for its operations, an appreciation in the value of the renminbi compared to the U.S. dollar reduces the amount of renminbi the Company receives upon conversion. Accordingly, an appreciation of the renminbi's value requires the Company to pay more U.S. dollars to fund its renminbi operating expenses, thereby making its operations in China more expensive. During the past few years, the exchange rate between the renminbi and the U.S. dollar changed as the renminbi has appreciated in value compared to the U.S. dollar (the renminbi has appreciate by 18.6% since 2006). In addition, the U.S. and other countries have been urging China to allow the renminbi to appreciate further. The amount of payments made by the Company in renminbi is continuing to increase, thereby increasing the Company's costs of operations that are paid in RMB. During the fiscal year ended March 31, 2010, the Company made payments of approximately 39,039,000 in RMB (or approximately U.S. $5,710,000 based on the exchange rate as of March 31, 2010). If the renminbi had been 1% and 5% more valuable against the U.S. dollars as of March 31, 2010, the amount of such RMB payments would have increased the Company's expenses by $57,000 and $301,000, respectively. Should the Chinese government allow the renminbi to continue to appreciate, or should the Company's operating expenses in renminbi significantly increase in the future, the Company's cost structure and pricing could change and have a material negative effect on its operations, sales and financial results.

The Company believes that its most significant foreign exchange risk results from material sales made in Euro. Approximately 29% of the Company's net sales were made in Euros in fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2010, the value of the Euro increased during most of fiscal 2010 compared to the U.S. dollar (the exchange rate increased from approximately one Euro to 1.31 U.S. dollars in March 2009 to over one Euro to 1.51 U.S. dollars in December 2009). Accordingly, the payments that the Company received in fiscal 2010 in Euros were exchanged into slightly more dollars, resulting in a slight sales. To illustrate the effect of the exchange rate fluctuation on the Company's net sales, if the Euro had been 10% and 5% less valuable against the U.S. dollars than the actual rate as of March 31, 2010, the Company's net sales, as presented in U.S. dollars, would have been approximately reduced by $631,000 and $316,000, respectively. Conversely, if the Euro had been 10% and 5% more valuable against the U.S. dollars as of that date, then the Company's net sales would have increased by $631,000 and $316,000, respectively.

The Company has not engaged in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not currently own any market risk sensitive instruments. The Company does not hedge its currency exchange risks and, therefore, will continue to experience certain gains or losses due to changes in foreign currency exchange rates. The Company does, however, attempt to limit its currency exchange rate exposure in certain of its OEM contracts through contractual provisions, which may limit, though not eliminate, these currency risks.

The Company is also exposed to interest rate fluctuations as a result of the short-term investments that it makes and the borrowings it incurs. The Company maintains its excess cash in short-term borrowings that are subject to interest rate fluctuations. The Company had $793,000 of short-term borrowings that are subject to interest rate changes and $295,000 of long-term borrowings outstanding as of March 31, 2010. However, taking into consideration that the Company had cash and cash equivalents of $6,279,000 available as of March 31, 2010, the Company believes that its interest rate risk on these borrowing was acceptable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modification to the Rights of Securities Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission ("COSO"), as supplemented by the related guidance provided in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies, also issued by COSO. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as set forth above, there were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Not applicable.

Item 16A. Audit Committee Financial Expert

The Company's Board of Directors has determined that Ms. Irene Wong Ping Yim of the Audit Committee qualifies as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934. Ms. Wong is an "independent" director, as defined under the Nasdaq Stock Market's listing standards. Ms. Wong currently is the Chief Accountant of CNIM HK Ltd. in Hong Kong, holds a Master of Business Administration from Deakin University, and, from 1994 to 2001 was the Accounting Manager of Highway Holdings. In addition, each of the other members of the audit committee have extensive financial and business experience as presidents, chief operating officers, and directors of various public and private enterprises.

All of the members of the audit committee are independent non-executive directors.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company's principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 11.1. Shareholders can also obtain a copy of the Code of Ethics from:

Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Attn: Chief Financial Officer

Item 16C. Principal Accountant Fees and Services

AGCA, Inc. has served as our independent registered public accounting firm for the year ended March 31, 2010, for which audited consolidated financial statements appeared in this annual report on Form 20-F. Deloitte Touche Tohmatsu served as our independent registered public accounting firm as of and for each of the two fiscal years ended March 31, 2008 and 2009, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in the fiscal year ended March 31, 2009, and aggregate fees paid to AGCA, Inc. for the fiscal year ended 2010.

	2009	2010
Audit Fees (1)	$299,500	$99,500
Audit-Related Fees (2)	-	-
Tax Fees (3)	$32,100	-
All Other Fees	$8,900	200
Total	$340,500	$99,700

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's consolidated financial statements and review of the Annual Report on Form 20-F, and audit services provided in connection with other statutory or regulatory filings.
(2) Audit-related fees consist of assurance and related services reasonably related to the audit or a review of the Company's financial statements.
(3) Tax Fees include fees for the preparation of tax returns.

As part of is policies and procedures, all audit related services, tax services and other services rendered by Deloitte Touche Tohmatsu or AGCA, Inc. were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F. Change in Registrant's Certifying Accountant

Effective December 3, 2009, the Company engaged AGCA, Inc. ("AGCA") as its independent accountant to audit its financial statements for its fiscal year ending March 31, 2010. Prior to such engagement, the Company did not consult with AGCA regarding either (i) the application of accounting principles to a specific, completed or proposed transaction, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor advice was provided to the Company that AGCA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement.

By letter dated December 16, 2009, Deloitte Touche Tohmatsu resigned as the Company's independent registered public accounting firm.

During the Company's two fiscal years ended March 31, 2009, the Company had no disagreements with Deloitte Touche Tohmatsu, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte Touche Tohmatsu, would have caused it to make reference to the subject matter of the disagreement in connection with its report. No report of Deloitte Touche Tohmatsu on the financial statements of the Company for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to audit scope or accounting principles, except that the consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

The decision to change accounting firms was adopted by the audit committee and ratified by the Board of Directors of the Company.

Item 16G. Corporate Governance

The rules of the Nasdaq Capital Market provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance requirements, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The Company has chosen to comply with the Nasdaq corporate governance rules as though it was a U.S. company. Accordingly, there are no significant differences between the Company's corporate governance practices and those followed by U.S. companies under the rules of the Nasdaq Capital Market.

PART III

Item 17. Financial statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial statements.

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

Item 19. Exhibits.

The following exhibits are filed as part of this annual report:

1.1 Memorandum and Articles of Association, as amended, of Highway Holdings Limited (incorporated by reference to Exhibit 1.1 of registrant's Form 20-F for the year ended March 31, 2001.)

1.2 Amendment to Memorandum and Articles of Association, as filed on January 20, 2003 (incorporated by reference to Exhibit 1.2 of registrant's Form 20-F for the year ended March 31, 2002.)

1.3 Form of Amendment to Articles of Association, as filed on November 2, 2005.

4.1 1996 Stock Option Plan (incorporated by reference to Exhibit 10.32 of the registrant's Registration Statement on Form F-1, Reg. No. 333-05980, filed with the SEC on November 8, 1996.)

4.2 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-003, dated October 10, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.3 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-004, dated November 28, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.4 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-005, dated December 11, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.5 Form of Longcheng Industrial Area Common Property Tenancy Contract No. HTHT-006, dated December 12, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.6 Form of Longcheng Industrial Area Common Property Tenancy Contract, dated December 29, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2004).

4.7 Tenancy Agreement, dated October 30, 2003, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited, as amended February 23, 2004 (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.8 Form of Extension Agreement, dated January 26, 2005, between Shenzhen Long Cheng Nissin Precision Metal Plastic Factory and Nissin Precision Metal Manufacturing Limited (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.9 Form of Extension Agreement, dated January 26, 2005, between Bao An District Long Cheng Hi-Lite Electronic Factory and Hi-Lite Camera Company Limited (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005).

4.10 City Gao Xin District Factory Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.11 City Gao Xin District Dormitory Facilities Lease Contract, dated May 23, 2005, between He Yuan City Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co. Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)

4.12 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2003, between the Company and Shenzhen Land & Sun Industrial & Trade Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.13 Tenancy Renewal, dated March 10, 2006, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2006)

4.14 Share Purchase Agreement, dated as of September 16, 2006, between Kienzle Time (H.K.) Limited and Highway Holdings Limited, on the one hand, and Wong Wai Chung, Peter, Wong Yuk, Paul, Wong Wai Yung, Augustine, and Wan Chi Cheong on the other hand, regarding the purchase of Golden Bright Plastic Manufacturing Company Limited. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.15 Rental Contract between Huayu Clothes & Costumes Manufacturing Factory of Wu Xi, Zhuang Wenhua, and Miao Guokang as Lessors, and Kayser (WuXi) Metal Precision Manufacturing Limited, dated January 28, 2007 regarding the rental of the Wuxi facilities. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.16 Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Ping Hu Golden Bright Plastic Manufacturing Ltd., dated June 15, 2002, regarding the rental of Golden Bright's facilities. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.17 Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.18 Supplementary Agreement on Imported Material for Processing, dated February 17, 1993, between Golden Bright Plastic Manufacturing Co. Ltd. Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2007)

4.19 Supplementary Agreement on Imported Material for Processing, dated February 28, 2008, between Golden Bright Plastic Manufacturing Co. Ltd. and the Shenzhen Long Gong City Ping Hu Golden Bright Factory. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.20 Rental Contract between Ping Hu City Xin Nan Li Yuan Xia Economic Corporation and Mr. Wong Wai Chung regarding the Ping Hu Golden Bright Plastic Manufacturing Ltd. factory, dated February 23, 2004. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.21 Tenancy Renewal, dated June 13, 2008, between Nissin Precision Metal Manufacturing Limited and SHK Sheung Shui Landmark Investment Limited regarding Unit 810, Level 8, Landmark North, New Territories. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.22 City Gao Xin District Dormitory Facilities Lease Contract between He Yuan Advanced Technological Development District Co. Ltd. and Hi-Lite Camera Co Ltd., dated June 18, 2008 regarding the He Yuan facilities. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2008)

4.23 Form of Longcheng Industrial Area Common Property Tenancy Contract No. WJ-002, dated July 4, 2008, between the Company and Shenzhen Land & Sun Industrial & Trade

	Co., Ltd. (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2009)
4.24	2010 Stock Option And Restricted Stock Plan*
8.1	List of all of registrant's subsidiaries, their jurisdictions of incorporation, and the names under which they do business.*
11.1	Code of Ethics (incorporated by reference to the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2005)
12.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certifications pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
15.1	Consent of Independent Registered Public Accounting Firm - AGCA, Inc.*
15.2	Consent of Independent Registered Public Accounting Firm - Deloitte Touche Tohmatsu*
15.3	Letter of Deloitte Touche Tohmatsu, registrant's former independent registered public accounting firm, dated June 29, 2010 filed pursuant to Item 16F(a)(3) of Form 20-F*

---

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

HIGHWAY HOLDINGS LIMITED

By /s/ PO S. FONG
Po S. Fong
Chief Financial Officer and Secretary

Date: June 29, 2010

[This page intentionally left blank.]

HIGHWAY HOLDINGS LIMITED
INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheet of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2010, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

AGCA, Inc.
Arcadia, California
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Highway Holdings Limited:

We have audited the accompanying consolidated balance sheets of Highway Holdings Limited and its subsidiaries (the "Company") as of March 31, 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the two years ended March 31, 2008 and 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2008 and 2009 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of their operations and their cash flows for each of the two years ended March 31, 2008 and 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(q) to the consolidated financial statements, the accompanying 2008 and 2009 consolidated financial statements have been retrospectively adjusted for the adoption of the new accounting standards related to the presentation and disclosure requirements for non-controlling interests.

Deloitte Touche Tohmatsu
Hong Kong
June 20, 2009 (June 26, 2010 as to Note 2(q))

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,		
	2008	**2009**	**2010**
Net sales	$ 33,164	$ 33,729	$ 21,739
Cost of sales	(28,090)	(27,025)	(17,039)
Gross profit	5,074	6,704	4,700
Selling, general and administrative expenses	(7,351)	(5,823)	(4,367)
Operating (loss) income	(2,277)	881	333
Non-operating income (expense):			
Exchange gain (loss), net	283	(330)	173
Interest expense	(225)	(141)	(47)
Interest income	100	35	6
Other income	60	230	46
Gain on disposal of partial interest in a subsidiary (note 1)	111	-	-
Gain on disposal of investment securities	2	-	-
Share of losses of unconsolidated affiliates	-	-	(2)
Impairment loss on property, plant and equipment	-	-	(97)
Impairment loss on investment in unconsolidated affiliates	-	-	(2)
Total non-operating income (expense)	331	(206)	77
(Loss) income before income taxes	(1,946)	675	410
Income taxes (note 4)	(28)	35	(10)
Net (loss) income	(1,974)	710	400
Loss attributable to noncontrolling interests	53	58	20
Net income (loss) attributable to Highway Holdings shareholders	**(1,921)**	**768**	**420**
Other comprehensive income (loss) attributable to Highway Holdings shareholders[1]:			
Foreign currency translation adjustment	16	20	(7)
Comprehensive (loss) income	(1,905)	788	413
Comprehensive loss attributable to noncontrolling interests	53	58	20
Comprehensive (loss) income attributable to Highway Holdings shareholders	$ (1,958)	$ 730	$ 393
Net (loss) income per share – basic	$ (0.50)	$ 0.21	$ 0.11
Net (loss) income per share – diluted	$ (0.50)	$ 0.20	$ 0.11
Weighted average number of shares outstanding - basic	3,809,888	3,744,423	3,754,988
Weighted average number of shares outstanding - diluted	3,809,888	3,773,677	3,757,896

(1) The Company has changed the presentation of comprehensive income (loss) from the consolidated statement of shareholders' equity to the consolidated statement of operations and comprehensive income (loss).

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for shares and per share data)

	As of March 31,	
	2009	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,809	$ 6,279
Restricted cash (note 9)	1,028	771
Accounts receivable, net of allowances for doubtful accounts of $Nil and $101 at March 31, 2010 and 2009 respectively	3,426	3,240
Inventories (note 5)	4,010	3,495
Prepaid expenses and other current assets	672	507
Total current assets	14,945	14,292
Property, plant and equipment, net (note 6)	2,840	2,051
Intangible assets, net (note 7)	24	8
Investments in unconsolidated affiliates (note 8)	2	1
Total assets	$ 17,811	$ 16,352
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,166	$ 2,389
Short-term borrowings (note 9)	1,850	793
Obligations under capital leases - current portion (note 10)	259	251
Accrued expenses and other liabilities (note 11)	1,630	1,056
Total current liabilities	5,905	4,489
Obligations under capital leases - net of current portion (note 10)	294	44
Deferred income taxes (note 4)	163	147
Total liabilities	6,362	4,680
Commitments and contingencies (note 12)		-
Shareholders' equity:		
Common shares, $0.01 par value (Authorized: 20,000,000 shares; 3,720,520 shares and 3,779,674 shares issued and outstanding as of March 31, 2009 and 2010, respectively)	37	38
Additional paid-in capital	11,224	11,289
Retained profits	154	461
Accumulated other comprehensive loss	(6)	(13)
Treasury shares, at cost - 37,800 shares as of March 31, 2009 and 2010, respectively (note 13)	(53)	(53)
Total Highway Holdings shareholders' equity	11,356	11,722
Noncontrolling interests	93	(50)
Total Equity	11,449	11,672
Total liabilities and shareholders' equity	$ 17,811	$ 16,352

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Highway Holdings Shareholders								
	Common shares, issued and Outstanding								
	Number	Amount	Additional paid-in capital	Retained profits (Accumulated deficit)	Accumulated Other Comprehensive Loss	Subscription receivable	Treasury shares, at cost	Non-controlling interest	Total Equity
	(in thousands)								
Balance at March 31, 2007	3,779	$ 38	$ 11,304	$ 1,439	$ (48)	$ (513)	$ (53)	$ -	$ 12,167
Issued during the year	11	-	38	-	-	-	-		38
Disposal of partial interest in a subsidiary	-	-	-	-	-	-	-	204	204
Net loss	-	-	-	(1,921)	-	-	-	(53)	(1,974)
Director's stock compensation	29	-	160	-	-	-	-	-	160
Employee's share-based compensation	-	-	60	-	-	-	-	-	60
Escrow shares returned to treasury (note 13)	-	-	-	-	-	513	(513)	-	-
Reversal of unrealized holding gain on investment securities sold	-	-	-	-	6	-	-	-	6
Translation adjustments	-	-	-	-	16	-	-		16
Cash dividends ($0.035 per share)	-	-	-	(132)	-	-	-	-	(132)
Balance at March 31, 2008	3,819	38	11,562	(614)	(26)	-	(566)	151	10,545
Net income	-	-	-	768	-	-	-	(58)	710
Director's stock compensation	29	-	160	-	-	-	-	-	160
Employee's share-based compensation	-	-	14	-	-	-	-	-	14
Translation adjustments	-	-	-	-	20	-	-	-	20
Escrow shares cancelled (note 13)	(128)	(1)	(512)	-	-	-	513	-	-
Balance at March 31, 2009	3,720	37	11,224	154	(6)	-	(53)	93	11,449
Issued during the year	30	1	53						54
Net income				420				(20)	400
Employee's share-based compensation	29		12						12
Translation adjustments					(7)				(7)
Acquisition of non-controlling interest			(48)					(75)	(123)
Disposal of non-controlling interest			48					(48)	-
Cash Dividends ($0.03 per share)				(113)					(113)
Balance at March 31, 2010	3,779	$ 38	$ 11,289	$ 461	$ (13)	$ -	$ (53)	$ (50)	$ 11,672

See accompanying notes to consolidated financial statements.

HIGHWAY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, except for shares and per share data)

	Year ended March 31,		
	2008	2009	2010
Cash flows from operating activities:			
Net (loss) income	$ (1,974)	$ 710	$ 400
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Impairment loss on investment in unconsolidated affiliate	-	-	2
Share of losses of unconsolidated affiliates	-	-	2
Impairment loss on property, plant and equipment	-	-	97
Loss on disposal of property, plant and equipment	51	156	45
Gain on disposal of investment securities	(2)	-	-
Gain on disposal of partial interest in a subsidiary	(111)	-	-
Write down of inventories	145	144	222
Allowances for doubtful accounts	102	96	-
Depreciation of property, plant and equipment	812	754	619
Amortization of intangible assets	18	28	16
Directors' stock compensation	160	160	-
Deferred income taxes	15	(26)	(16)
Shares issued to consultant	-	-	27
Employee's share-based compensation	60	14	12
Changes in operating assets and liabilities:			
Accounts receivable	(126)	1,244	186
Inventories	184	1,621	293
Prepaid expenses and other current assets	(125)	17	192
Accounts payable	(233)	(1,591)	223
Accrued expenses and other liabilities	1,099	(1,322)	(574)
Net cash provided by operating activities	75	2,005	1,746
Investing activities:			
Investment in affiliate	-	-	(3)
Purchase of property, plant and equipment	(211)	(85)	(116)
Proceeds from disposal of partial interest in a subsidiary	315	-	-
Proceeds from disposal of property, plant and equipment	17	-	21
Proceeds from disposal of investment securities	324	-	-
(Increase) decrease in restricted cash	(450)	643	257
Net (used in) cash (used in) provided by investing activities	(5)	558	159
Financing activities:			
Cash dividends paid	(132)	-	(113)
Repayment of long-term debt	(519)	(299)	(1,057)
Decrease in short-term borrowings	(883)	(364)	(258)
Proceeds from shares issued on exercise of options	38	-	-
Net cash used in financing activities	(1,496)	(663)	(1,428)
Net (decrease) increase in cash and cash equivalents	(1,426)	1,900	477
Cash and cash equivalents, beginning of year	5,299	3,889	5,809
Effect of exchange rate changes	16	20	(7)
Cash and cash equivalents, end of year	$ 3,889	$ 5,809	$ 6,279
Supplemental disclosure of cash flow information:			
Interest paid	$ 225	$ 141	$ 47
Income taxes (paid) refunded	$ 11	$ 18	$ 10
Noncash investing and financing transactions:			
Acquisition of noncontrolling interest in exchange for plant and machineries (note 3)	$ -	$ -	$ 123
Disposal of noncontrolling interest at zero consideration	$ -	$ -	$ -
Property, plant and equipment acquired under capital leases	$ 219	$ 19	$ -

See accompanying notes to consolidated financial statements.

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

Highway Holdings Limited (the "Company") was incorporated in the British Virgin Islands on July 20, 1990. It operates through its subsidiaries operating in the Hong Kong Special Administrative Region ("Hong Kong"), Shenzhen and Wuxi of the People's Republic of China ("China").

The Company operates in two principal business segments - metal stamping and mechanical original equipment manufacturing ("OEM") and electric OEM. The Company's manufacturing activities are principally conducted in Shenzhen, He Yuan and Wuxi and its selling activities are principally conducted in Hong Kong and Wuxi. The manufacturing operation in He Yuan has been de-registrated in April 2010.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On September 19, 2006 the Company acquired 100% equity interest in Golden Bright Plastic Manufacturing Company Limited ("Golden Bright") for a cash consideration of $514. Golden Bright, a company incorporated in Hong Kong, is engaged in the manufacturing and trading of plastic injection products. In accordance with the purchase agreement, additional consideration of $1,028 was payable, contingent on the former substantial shareholders of Golden Bright continuing as employees for a requisite service period of three years and on the acquired subsidiary achieving a certain level of specified revenue and earnings targets.

The purchase agreement provided that the $514 purchase price would vest on a straight-line basis over the requisite service period and as a result approximately $171 would become payable for each completed year of service. The remaining $514 would vest after completion of the employment period by the former substantial shareholders and upon Golden Bright achieving the revenue and earning targets.

Golden Bright has been accounted for as a subsidiary using the purchase method. The contingent payments represented compensation for post combination services and accordingly $171 and $171 and $85 have been accrued as compensation expense included in selling, general and administrative expenses in the years ended March 31, 2008, 2009 and 2010, respectively. The Company also issued 128,534 of its common shares under escrow to the seller as a security of the contingent payment as more fully described in note 13. Golden Bright did not meet the revenue and earning targets to earn the contingent payment of the final $514. Accordingly, the shares were cancelled before March 31, 2009 and the acquisition payable was fully settled in December 2009.

On April 1, 2007, the Company received $315 for the sale of its 29% financial interest in a subsidiary, Kayser (Wuxi) Metal Precision Manufacturing Limited ("Kayser Wuxi") and recognized a gain of $111 on disposal of partial interest in Kayser Wuxi during the year ended March 31, 2008.

On June 2, 2009, the Company entered into an agreement with a minority shareholder of Kayser Wuxi to acquire an additional 19% financial interest in Kayser Wuxi in exchange for plant and machineries with aggregate value of $123 (note 3). Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

On September 21, 2009, Kienzle Uhrenfabriken G.m.b.h. ("Kienzle Germany"), an inactive subsidiary of the Company was liquidated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation - The consolidated financial statements include the financial statements of Highway Holdings Limited and all its majority-owned subsidiaries. Highway Holdings Limited does not have variable interests in any variable interest entity during the periods presented. All significant intercompany transactions and balances have been eliminated on consolidation. The results of subsidiaries acquired have been consolidated from the date of acquisition. The excess of fair value over purchase consideration has been allocated to reduce the amounts otherwise assigned to the eligible acquired assets.

Affiliated companies (20% to 50% owned companies) in which the Company has significant influence but does not have a controlling interest are accounted for using the equity method.

(b) Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and certificates of time deposit, which are unrestricted as to withdrawal and use, and have maturity of three months or less at the time of purchase.

(c) Inventories - Inventories are stated at the lower of cost determined by the first in first out method, or market value. Work-in-progress and finished goods consist of raw materials, direct labor and overheads associated with the manufacturing process. Write-off of inventory is based on management's specific analysis of future sales and demand forecasts.

(d) Property, plant and equipment - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of 10 years for machinery and equipment and 2 to 5 years for other property, plant and equipment. Assets held under capital leases are depreciated over the shorter of their lease period or estimated useful lives on the same basis as owned assets, unless the ownership of these assets transfers to the Company by the end of the lease term over the estimated useful lives.

(e) Intangible assets - Identifiable intangibles acquired in a business combination are determined separately from goodwill based on their fair values, as determined with assistance of a valuation expert. In particular, an intangible that is acquired in a business combination is recognized as an asset separate from goodwill if it satisfies either the "contractual-legal" or "reparability" criterion. The intangible assets are carried at cost less accumulated amortization and are reviewed for impairment if indicators of impairment arise. Amortization is computed using the straight line method over the intangible assets' estimated useful lives.

Separately identifiable intangible assets and their respective weighted average estimated useful lives are as follows:

	Estimated Useful Life
Customer relationship	7 years
Contract backlog	0.25 years
Non-compete agreement	4 years

(f) Impairment or disposal of long-lived assets - Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

The Company concluded in fiscal 2008, 2009 and 2010 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.

(g) Concentration of credit risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(h) Revenue recognition - The Company recognizes revenue from the sale of products, when all of the following conditions are met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- Price to the customer is fixed or determinable; and
- Collectibility is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is reasonably assured. The Company does not provide its customers with the right of return (except for quality) or price protection. There are no customer acceptance provisions associated with the Company's products. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

(i) Staff retirement plan costs - The Company's costs related to the staff retirement plans (see note 16) are charged to the consolidated statement of income as incurred.

(j) Foreign currency - The Company uses the United States dollar as its reporting currency. Assets and liabilities of subsidiaries whose functional currencies are other than United States dollar are translated at year-end exchange rates, while revenues and expenses are translated at average currency exchange rates during the year. Unrealized gains or losses arising from such translation are reported as accumulated other comprehensive income (loss). Foreign currency transactions are translated into the functional currency at exchange rates prevailing on the transaction date. Foreign currency denominated monetary assets and liabilities are translated into the functional currency using exchange rates prevailing on the balance sheet date. Gains or losses from foreign currency transactions are included in net income (loss).

(k) Income taxes - Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. Deferred tax assets and liabilities are measured using the enacted rates applicable to the taxable income in the years in which the temporary differences are expected to be recovered or settled. Changes in net deferred tax asset or liability are included in determination of net income. A valuation allowance is recorded to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Company assesses potentially unfavorable outcomes of such examinations based on the criteria of FASB ASC 740-10-25-5 through 740-10-25-7 and 740-10-25-13 (formerly FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes") which the Company adopted on January 1, 2007. The interpretation prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

(l) Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; valuation allowances for doubtful receivables; impairment of long-lived assets; write down of inventories; provision for income tax expenses; valuation allowances of deferred tax assets; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(m) Stock-based compensation - The Company has a stock-based employee compensation plan, as more fully described in note 18. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee stock options and similar instruments are estimated using Black-Scholes option-pricing model.

(n) Net income (loss) per share - Basic net income (loss) per share is computed by dividing net income (loss) attributable to Highway Holdings shareholders by the weighted average of common shares outstanding for the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(o) Comprehensive income (loss) - Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years, which comprises foreign currency translation adjustments, and net income (loss), has been disclosed within the consolidated statements of operations and comprehensive income (loss).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Fair value measurement and financial instruments - ASC Topic 820, *Fair Value Measurement and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level one	—	Quoted market prices in active markets for identical assets or liabilities;
Level two	—	Inputs other than level one inputs that are either directly or indirectly observable; and
Level three	—	Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Effective April 1, 2009, the Company adopted the provisions of ASC Topic 820 to all nonfinancial assets and nonfinancial liabilities, which did not have an impact on the Company's results of operations or financial position.

As of March 31, 2009 and 2010, the Company did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements, at least annually, on a recurring basis, nor did the Company have any assets or liabilities measured at fair value on a non-recurring basis.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable and other liabilities approximate their fair values due to the short term nature of these instruments. The carrying amount of obligations under capital leases also approximates fair value due to the variable nature of the interest calculations.

(q) Noncontrolling Interest - Effective April 1, 2009, the Company adopted ASC 810-10-65 (formerly SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" or SFAS160), which amends previously issued guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this Statement requires that the consolidated net income (loss) attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement. The presentation and disclosure requirements of the ASC Topics have been applied retrospectively for all periods presented in the accompanying consolidated balance sheets, statements of income (loss) and comprehensive income (loss), and statements of shareholders' equity and statements of cash flows, to conform to the provisions of ASC810 (SFAS160).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements – In June 2009, the FASB established the FASB Accounting Standards Codification™ (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did no change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a "Topic") rather than by type of standard. The ASC has been effective for the Company effective July 1, 2009. Adoption of the ASC did not have a material impact on the Company's Consolidated Financial Statements, but references in the Company's Notes to Consolidated Financial Statements to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements are now presented as references to the corresponding Topic in the ASC.

Effective April 1, 2009, the Company adopted FASB ASC 805-10, (formerly SFAS 141R, *Business Combinations*), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in an acquiree and the goodwill acquired. In addition, the provisions in this ASC require that any additional reversal of deferred tax asset valuation allowance established in connection with fresh start reporting on January 7, 1998 be recorded as a component of income tax expense rather than as a reduction to the goodwill established in connection with the fresh start reporting. The Company will apply ASC 805-10 to any business combinations subsequent to adoption.

Effective April 1, 2009, the Company adopted FASB ASC 805-20 (formerly FSP FAS 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies"), which amends ASC 805-10 to require that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed cannot be determined, the acquirer should apply the provisions of ASC Topic 450, Contingences, to determine whether the contingency should be recognized at the acquisition date or after such date. FSP The adoption of ASC 805-20 did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 815-10-65 (formerly SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities"), which amends and expands previously existing guidance on derivative instruments to require tabular disclosure of the fair value of derivative instruments and their gains and losses., This ASC also requires disclosure regarding the credit-risk related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. The adoption of this ASC did not have a material impact on the Company's Consolidated Financial Statements.

Upon initial adoption of SFAS 157 in fiscal year 2009, the Company adopted FASB ASC 820-10 (formerly FSP FAS 157-2, "Effective Date of FASB Statement 157"), which deferred the provisions of previously issued fair value guidance for nonfinancial assets and liabilities to the first fiscal period beginning after November 15, 2008. Deferred nonfinancial assets and liabilities include items such as goodwill and other nonamortizable intangibles. Effective April 1, 2009, the Company adopted the fair value guidance for nonfinancial assets and liabilities. The adoption of FASB ASC 820-10 did not have a material impact on the Company's Consolidated Financial Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Effective April 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 320-10-65 (formerly FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). Under ASC 320-10-65, an other-than-temporary impairment must be recognized if the Company has the intent to sell the debt security or the Company is more likely than not will be required to sell the debt security before its anticipated recovery. In addition, ASC 320-10-65 requires impairments related to credit loss, which is the difference between the present value of the cash flows expected to be collected and the amortized cost basis for each security, to be recognized in earnings while impairments related to all other factors to be recognized in other comprehensive income. The adoption of ASC 320-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 350-30 and ASC 275-10-50 (formerly FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." The Company will apply ASC 350-30 and ASC 275-10-50 prospectively to intangible assets acquired subsequent to the adoption date. The adoption of these revised provisions had no impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 470-20 (formerly FAS APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"), which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14 and specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The adoption of these revised provisions did not have a material impact on the Company's Consolidated Financial Statements.

Effective April 1, 2009, the Company adopted FASB ASC 260-10-45 (formerly FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities"), which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share under the two-class method described in FASB ASC 260-10-45 (formerly paragraphs 60 and 61 of SFAS 128).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Effective April 1, 2009, the Company adopted the provisions in FASB ASC 815-40-15-5 through 815-40-15-8 (formerly EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock"), which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. The adoption of the provisions in ASC 815-40-15-5 through 815-40-15-8 did not have a material impact on the Company's Consolidated Financial Statements

New accounting pronouncement to be adopted – In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140", (codified by ASU No. 2009-16 issued in December 2009). SFAS No. 166 limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is removed from SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," along with the exception from applying FIN 46(R), *Consolidation of Variable Interest Entities*. The standard is effective for the first annual reporting period that begins after November 15, 2009 (i.e. the Company's fiscal 2011). Earlier application is prohibited. It is expected the adoption of this Statement will have no material effect on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", (codified by ASU No. 2009-17 issued in December 2009). The standard amends FIN No. 46(R) to require a company to analyze whether its interest in a variable interest entity ("VIE") gives it a controlling financial interest. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. SFAS No. 167 amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were available under FIN No. 46(R). This Statement will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009 (i.e. the Company's fiscal 2011). Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. It is expected the adoption of this Statement will have no material effect on the Company's Consolidated Financial Statements.

In August 2009, the FASB issued ASC Update No. 2009-05 ("Update 2009-05") to provide guidance on measuring the fair value of liabilities under FASB ASC 820 (formerly SFAS 157, "Fair Value Measurements"). The Company will adopt Update 2009-05 effective 1 April 2010. It is expected the adoption of this Update will not have a material impact on the Company's Consolidated Financial Statements.

In October 2009, the FASB concurrently issued the following ASC Updates (ASU):

- ASU No. 2009-13—*Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements* (formerly EITF Issue No. 08-1). ASU No. 2009-13 modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

- ASU No. 2009-14—*Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements* (formerly EITF Issue No. 09-3). ASU No. 2009-14 removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance.

ASU No. 2009-13 and ASU No. 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt these standards on a retrospective basis, but both these standards must be adopted in the same period using the same transition method. The Company expects to apply these ASU Updates on a prospective basis for revenue arrangements entered into or materially modified beginning April 1, 2011. The Company is currently evaluating the potential impact these ASC Updates may have on its financial position and results of operations.

In January 2010, the FASB issued the following ASC Updates:

- ASU No. 2010-01—*Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash.* This Update clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009 with retrospective application.

- ASU No. 2010-02—*Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary.* This Update amends Subtopic 810-10 and related guidance to clarify that the scope of the decrease in ownership provisions of the Subtopic and related guidance applies to (i) a subsidiary or group of assets that is a business or nonprofit activity; (ii) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and (iii) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity, but does not apply to: (i) sales of in substance real estate; and (ii) conveyances of oil and gas mineral rights. The amendments in this Update are effective beginning in the period that an entity adopts FAS 160 (now included in Subtopic 810-10).

- ASU No. 2010-06—*Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* This Update amends Subtopic 820-10 that requires new disclosures about transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. This Update also amends Subtopic 820-10 to clarify certain existing disclosures. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010.

The Company expects that the adoption of the above Updates issued in January 2010 will not have any significant impact on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's Consolidated Financial Statements upon adoption.

3. CHANGES OF NON-CONTROLLING INTEREST

For period through June 2009, the Company had held 71% of Kayser Wuxi. In June 2009, the Company acquired an additional 19% financial interest in Kayser Wuxi in exchange for certain plant and machineries with aggregate value of $123.

According to the requirements in ASC 810-45-23 (formerly paragraphs 32 to 34 of SFAS 160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"), the Company's change in the financial interest in Kayser Wuxi was accounted for as equity transactions and no gain or loss was recognized in the Company's consolidated income statement for the year ended March 31, 2010. The carrying amount of the non-controlling interest in Kayser Wuxi was adjusted to reflect the change in the Company's ownership interest in Kayser Wuxi. The difference of $39 between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized as changes in additional paid-in capital of attributable to the Company.

Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

According to the requirements in ASC 810-45-23 (formerly paragraphs 32 to 34 of SFAS 160, "Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51"), the Company's change in the financial interest in Kayser Wuxi was accounted for as equity transactions and no gain or loss was recognized in the Company's consolidated income statement for the year ended March 31, 2010. The carrying amount of the non-controlling interest in Kayser Wuxi was adjusted to reflect the change in the Company's ownership interest in Kayser Wuxi. The difference of $48 between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized as changes in additional paid-in capital of attributable to the Company.

4. INCOME TAXES

Income is subject to tax in the various countries in which the Company operates.

The components of income (loss) before income taxes are as follows:

No income tax arose in the United States of America in any of the periods presented.

The Company is not taxed in the British Virgin Islands.

The Company's operating subsidiaries, other than Kayser Wuxi, are all incorporated in Hong Kong and are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended March 31, 2010 and 2009, and at 17.5% for the year ended March 31, 2008.

4. INCOME TAXES - continued

The Company's manufacturing operations are currently conducted solely in China. The manufacturing operations in Long Hua, Shenzhen are conducted pursuant to agreements entered into between certain China companies set up by the local government and the Shenzhen City Baoan District Foreign Economic Development Head Group and its designees (collectively, the "BFDC") (the agreements, collectively the "BFDC Agreements").

The manufacturing operation in Pinghu, Shenzhen was conducted pursuant to an agreement entered into between a China company set up by the local government and the Shenzhen City Longgang District Foreign Economic Development Limited ("LFDL") (together with the BFDC Agreements, collectively referred as the "Operating Agreements"). The operations in Pinghu were closed in January 2010.

In connection with the establishment of its new facility in China during fiscal year 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements. As of March 31, 2010, the manufacturing operation in He Yuan had been de-registered.

Under the Operating Agreements, the Company is not considered by local tax authorities to be doing business in China; accordingly, the Company's activities in China have not been subject to local taxes. The BFDC and LFDL are responsible for paying taxes they incur as a result of their operations under the Operating Agreements.

As the Company's manufacturing operations are carried out in China under the Operating Agreements, in accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong has been determined as not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2008	2009	2010
Hong Kong:			
Current tax	$ 13	$ (9)	26
Deferred tax	15	(26)	(16)
	$ 28	(35)	10

4. INCOME TAXES - continued

A reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate to income (loss) before income taxes and minority interests and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2008	2009	2010
	%	%	%
Statutory income tax rate in Hong Kong	17.5	16.5	16.5
Non-deductible items/non-taxable income	(14.0)	36.3	(8.1)
Changes in valuation allowances	(4.6)	(42.7)	(2.4)
Effect of different tax rate of subsidiaries operating in other jurisdictions	0.4	(2.1)	(4.9)
Effect of change in tax rate	-	(12.2)	-
Under/Overprovision of income in previous years	(0.2)	(1.2)	-
Other	(0.5)	0.2	1.3
Effective tax rate	(1.4)	(5.2)	2.4

Deferred income tax (assets) liabilities are as follows:

	March 31,	
	2009	2010
Deferred tax liability:		
Property, plant and equipment	$ 200	$ 208
Deferred tax asset:		
Tax loss carryforwards	(1,329)	(1,029)
Valuation allowance	1,292	968
Total net deferred tax asset	(37)	(61)
Net deferred tax liability	$ 163	$ 147

Movement of valuation allowances are as follows:

	Year ended March 31,		
	2008	2009	2010
At the beginning of the year	$ 1,587	$ 1,677	$ 1,292
Current year (reduction) addition	90	(288)	30
Change in tax rate	-	(72)	-
De-registration of a subsidiary	-	(25)	(354)
At the end of the year	$ 1,677	$ 1,292	$ 968

A valuation allowance has been provided on the deferred tax asset because the Company believes that it is not more likely than not that the asset will be utilized. As of March 31, 2008 and 2009, a valuation allowance was provided for the deferred tax asset relating to the future benefit of net operating loss carryforwards as the management determined that the utilization of those net operating loss carryforwards is not more likely than not. If events occur in the future that allow the Company to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will be made when those events occur.

4. INCOME TAXES - continued

At March 31, 2009 and 2010, tax losses amounting to approximately $5,522 and $6,183, respectively may be carried forward indefinitely, subject to the agreement of the Hong Kong Inland Revenue Department.

At March 31, 2009, tax losses of a subsidiary in Germany amounted to approximately $ 1,131 which may be carried forward indefinitely. On September 21, 2009, Kienzle Germany was deregistered.

At March 31, 2009 and 2010, the Company's China subsidiary had tax losses of approximately of $447 and $107, respectively that will expire five years from respective financial years incurring the losses.

As at March 31, 2010, the tax losses will expire in following years:

2012	$	79
2013		28
	$	107

On March 16, 2007, China promulgated the Law of China on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of China. On December 6, 2007, the State Council of China issued Implementation Regulation of the New Law. Under the New Law and Implementation Regulation, the Enterprise Income Tax rate of the Company's subsidiaries in China was increased to 25% effective from January 1, 2008.

Uncertainties exist with respect to how the China's current income tax law applies to the Company's overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for China income tax purposes if their place of effective management or control is within China. The Implementation Rules to the New Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the China. Despite the uncertainties on the issue, the Company does not believe that its legal entities organized outside of the China should be treated as residents of China for the New Law's purposes. If one or more of the Company's legal entities organized outside of the China were characterized as China tax residents, the impact would adversely affect the Company's results of operation.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it was concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements.

The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2009 and 2010, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The fiscal years 2004 to 2010 remain subject to examination by the Hong Kong tax authority.

5. INVENTORIES

Inventories by major categories are summarized as follows:

	March 31,	
	2009	2010
Raw materials	$ 2,449	$ 2,134
Work in progress	669	529
Finished goods	892	832
	$ 4,010	$ 3,495

Inventories amounting to $145, $144 and $222 were written off during the years ended March 31, 2008, 2009 and 2010, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	March 31,	
	2009	2010
At cost:		
Machinery and equipment	11,301	11,122
Furniture and fixtures	48	486
Leasehold improvements	620	496
Motor vehicles	103	96
Total	12,072	12,200
Less: Accumulated depreciation and impairment	(9,232)	(10,149)
Net book value	2,840	2,051

Depreciation expense incurred for the years ended March 31, 2008, 2009 and 2010 were $812, $754 and $619, respectively.

Net book value of machinery and equipment held under capital leases were as follows:

	March 31,	
	2009	2010
Machinery and equipment, at cost	$ 1,157	$ 1,157
Less: Accumulated depreciation	(287)	(403)
Net book value	$ 870	$ 754

Depreciation of machinery and equipment held under capital leases, which is included in depreciation expense were $149, $116 and $107 for the years ended March 31, 2008, 2009 and 2010, respectively.

7. INTANGIBLE ASSETS, NET

	March 31,	
	2009	2010
At cost:		
Customer relationship	$ 14	$ 14
Contract backlog	4	4
Non-compete agreement	65	65
Total	83	83
Less: Accumulated amortization	(59)	(75)
Net book value	24	8

Amortization expense incurred for the years ended March 31, 2008, 2009 and 2010 were $18, $28 and $16, respectively.

The Company expects to record amortization expense over the next five years as follows:

	$
Year ending March 31,	
2011	8
2012 and thereafter	-
	$ 8

8. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

On August 5, 2003, the Company acquired a 50% equity interest in Kayser Technik (Overseas) Inc. (K.T.I.) ("Kayser Technik (Overseas)") (formerly known as Kayser Photo (Overseas) Corp. (K.P.C.)), a company incorporated in the Republic of Panama, for cash consideration of $5. Kayser Technik (Overseas) is engaged in the trading of camera batteries, films and disposable cameras.

On April 30, 2009, the Company acquired a 50% equity interest in Xenon Automation Asia Limited ("Xenon Automation"), a company incorporated in Hong Kong, for cash consideration of $3. Xenon Automation was formed to design, manufacture and provide maintenance services for German-designed automation equipment to be used in the manufacturing process of industrial companies in Asia. As of March 31, 2010, Xenon Automation had not conducted any substantive business operations.

The following table provides a reconciliation of the investment in unconsolidated affiliates in the Company's consolidated balance sheet as of March 31, 2010 and the amount of underlying equity in net assets of the affiliates:

The Company's proportionate share of equity in the net assets of affiliates	$ 37
Less: Accumulated impairment losses recognized	36
Investments in unconsolidated affiliates reported in the consolidated balance sheet as of March 31, 2010	$ 1

The Company reviews investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. In assessing the recoverability of equity method investments, the Company follows the applicable accounting guidance in determining the fair value of the investments. In most cases, this involves the use of discounted cash flow models (Level 3 of the fair value hierarchy under the accounting guidance). If the fair value of an equity method investee is determined to be lower than its carrying value, an impairment loss is recognized. The determination of fair value using discounted cash flow models is normally not based on observable market data from independent sources and therefore requires significant management judgment with respect to estimates of future operating earnings and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge related to these investments.

9. SHORT-TERM BORROWINGS

Short-term borrowings include import loans obtained from various banks in Hong Kong amounting to $1,850 and $793 as of March 31, 2009 and 2010, respectively.

	March 31,	
	2009	2010
Maximum credit facilities available to the Company	4,563	3,342
Weighted average interest rate on borrowings at end of year	5.1%	5.0%

The maturity of the import loans is generally up to 120 days. Interest rates are generally based on the banks' best lending rate in Hong Kong plus 1% per annum, subject to fluctuations at the banks' discretion. The credit facilities are subject to annual review by the banks.

The banking facilities are secured by certain bank deposits and guarantees given by the Company and certain subsidiaries. At March 31, 2009 and 2010, the Company pledged bank deposits of $1,028 and $771 respectively, to banks to secure banking facilities granted. There are no restrictive financial covenants associated with these bank facilities.

10. OBLIGATIONS UNDER CAPITAL LEASES

Long-term debt consists of obligations under capital leases on certain property, plant and equipment for the Company's operations with lease terms expiring in the next 3 years.

Future minimum lease payments as at March 31, 2010 are as follows:

Year ending March 31,		
2011	$	251
2012		41
2013		3
2014		-
2015		-
Thereafter		-
	$	295

The capital lease commitment amounts above exclude implicit interest of $9, $1 and $Nil payable in the years ending March 31, 2011, 2012, 2013 respectively.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	March 31,	
	2009	2010
Accrued mould charges	17	48
Accrued payroll and employee benefits	373	542
Deposits received from customers	112	164
Accrued audit fee	299	94
Accrued contingent payments on acquisition of Golden Bright	376	-
Accrued commission expense	39	21
Accrual rental expense	20	-
Other taxes payable	119	-
Others	275	187
	1,630	1,056

12. COMMITMENTS AND CONTINGENCIES

(a) The Company leases premises under various operating leases which do not contain any renewal or escalation clauses. Rental expense under operating leases was $1,199, $1,373 and $1,356 in fiscal years 2008, 2009 and 2010, respectively.

At March 31, 2010, the Company is committed under operating leases requiring minimum lease payments as follows:

Year ending March 31,	
2011	$ 1,235
2012	1,086
2013	85
2014	86
2015	86
Thereafter	87
	$ 2,665

(b) The Company had a total capital commitment of $45 and $55 for the purchase of property, plant and equipment as of March 31, 2009 and 2010, respectively. The capital commitment at March 31, 2010 is expected to be disbursed during the year ending March 31, 2011.

(c) The Operating Agreements in Long Hua and Pinghu have all been extended to March 31, 2016 and March 31, 2020, respectively, in fiscal year 2008 while one agreement with a China company was retired by mutual consent of both the Company and the China company. Pursuant to the Operating Agreements, the Company is not subject to certain rules and regulations that would be imposed on entities which are considered under China law to be doing business in China by utilizing other business structures such as joint ventures or wholly owned subsidiaries organized in China. Should there be any adverse change in the Company's dealings with the BFDC and LFDL or should the local or federal government change the rules under which the Company currently operates, all of the Company's operations and assets could be jeopardized. The manufacturing operation in Pinghu was closed in January 2010.

12. COMMITMENTS AND CONTINGENCIES - continued

In addition, transactions between the Company and the BFDC and LFDL are on terms different in certain respects from those contained in the Operating Agreements. There can be no assurance that the BFDC and LFDL will not insist upon a change in the current practices so as to require adherence to the terms of the Operating Agreements, which the Company considers less favorable to it than the practices currently in effect, or that the Company or BFDC and LFDL may not be required to do so by the Ministry of Foreign Trade and Economic Co-operation of China and other relevant authorities. There can also be no assurances that the Company will be able to negotiate extensions and further supplements to any of the Operating Agreements or that the Company will be able to continue its operations in China. If the Company were required to adhere to the terms of the Operating Agreements, the Company's business and results of operations could be materially and adversely affected.

In connection with its recent establishment of its new facility in China in 2006, the Company entered into an agreement with the He Yuan Foreign Trade & Economy Cooperation Bureau that is similar to the Operating Agreements. The operation was closed in May 2009, and the business license was deregistered in April 2010.

(d) In fiscal year 2008, several of the employees of Golden Bright and other subsidiaries made claims for additional compensation against the Company to the labor tribunal in China (the "Labor Claims"). The Company made payments of $330 and $187 to settle the Labor Claims in fiscal years 2008 and 2009, respectively. In fiscal year 2009, several of the employees appealed against the labor tribunal decision, which has been dismissed by the court subsequently as of the date of the fiscal 2009 report. As at March 31, 2010, the Company did not have any claims made by employees of subsidiaries.

$30 of the $187 and none were paid to settle labor claims related to Golden Bright during the years ended March 31, 2009 and 2010, respectively.

(e) As of March 31, 2010, the Company issued letter of credit to totaled to $ 374.

13. CAPITAL STOCK

In August 1998, the Board of Directors authorized the Company to repurchase some of its shares. As of March 31, 2009 and 2010, 37,800 shares were purchased for a total cash consideration of $53. These shares were held in treasury and are not eligible to vote or receive dividends. In April 2010, all of the treasury shares were retired.

In September 2006, the Company issued 128,534 shares of common shares and delivered such shares into escrow to be held as security for the Company's obligation to pay the second contingent purchase payment of $513 (equivalent to HK$4 million) relating to the acquisition of Golden Bright. During the year ended March 31, 2008, as described in note 1 and 12(d), the former shareholder of Golden Bright breached certain conditions as set out in the purchase agreement. In accordance with the purchase and the escrow agreements, the Company requested the escrow agent to return all the escrow shares to the Company for cancellation. As of March 31, 2008, all the escrow shares were returned to the Company and classified as treasury shares. As of March 31, 2009, all of these 128,534 escrow shares have been cancelled.

In February 2010, the Board of Directors authorized the Company to repurchase shares up to the value of $1 million. As of March 31, 2010, no stock was purchased pursuant to this authorization.

14. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents and trade receivable.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited.

Accounts receivable from the three customers with the largest receivable balances at March 31, 2009 and 2010 are as follows:

	Percentage of accounts receivable	
	2009	**2010**
Customer A	11.0 %	N/A %
Customer B	23.0 %	17.9 %
Customer C	15.3 %	29.8 %
Customer D	N/A %	7.6 %
Three largest receivable balances	49.3 %	55.3 %

Details of the movements of the allowances for doubtful account are as follows:

	Year ended March 31,		
	2008	**2009**	**2010**
At beginning of year	$ 13	$ 108	$ 101
Allowances for the year	102	96	-
Amounts recovered	-	(20)	-
Amounts written off	(7)	(83)	(101)
At end of year	$ 108	$ 101	$ -

A substantial percentage of the Company's sales are made to three customers and are typically on an open account basis. Customers accounting for 10% or more of total net sales in any of the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year ended March 31,		
	2008	**2009**	**2010**
Customer A (note a)	22.4 %	24.2 %	18.1 %
Customer B (note b)	13.2 %	10.7 %	11.9 %
Customer C (note b)	10.5 %	13.3 %	20.5 %

(a) Sales to this customer were reported in the Metal Stamping and Mechanical OEM operating segment.

(b) Sales to these customers were reported in the Metal Stamping and Mechanical OEM and Electric OEM operating segments.

15. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,		
	2008	2009	2010
Net (loss) income attributable to Highway Holdings shareholders, basic and diluted	(1,921)	768	420
Shares:			
Weighted average common shares used in computing basic net income (loss) per share	3,809,888	3,744,423	3,754,988
Effect of dilutive securities:			
Weighted average shares from assumed exercise of stock options and issuance of common shares	-	29,254	2,908
Weighted average common shares used in computing diluted net income (loss) per share	3,809,888	3,773,677	3,757,896
Net (loss) income per share, basic	(0.50)	0.21	0.11
Net (loss) income per share, diluted	(0.50)	0.20	0.11

The calculation of the diluted loss per share for the year ended March 31, 2008 excluded options to purchase 184,250 common shares and 29,154 non-vest common shares granted to a director (note 18), because their effects were anti-dilutive.

The calculation of the diluted income per share for the year ended March 31, 2009 excluded options to purchase 181,250 common shares because their effects were anti-dilutive.

The calculation of the diluted income per share for the year ended March 31, 2010 excluded options to purchase 164,500 common shares because their effects were anti-dilutive.

16. STAFF RETIREMENT PLANS

The Company operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong. The MPF are defined contribution schemes and the assets of the schemes are managed by a trustee independent to the Company.

The MPF are available to all employees aged 18 to 64 with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff's relevant income.

The Company's full time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees' salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company's contribution to the staff retirement plans in Hong Kong and China amounted to $87, $117 and $160 for the years ended March 31, 2008, 2009 and 2010, respectively.

17. STOCK OPTIONS

The Company has adopted the 1996 Stock Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to purchase common shares to employees, officers, directors and consultants of the Company. The Option Plan is administered by the Compensation Committee appointed by the Board of Directors, which determines the terms of the options granted, including the exercise price (provided, however, that the option price shall not be less than fair market value or less than the par value per share on the date the options granted), the number of common shares subject to the option and the option's exercisability. The maximum exercisable period of options granted under the Option Plan is five years.

No options were granted by the Company in fiscal year 2009. 33,000 options were granted by the Company in fiscal year 2010. The fair value of options granted to employees and directors in fiscal year 2010 was $0.95 per stock option, determined using the Black-Scholes option-pricing model based on the following assumptions:

Fiscal year in which the options were granted:	2010
Stock price:	$1.65
Risk-free interest rate:	1.39%
Expected life (years):	3
Expected volatility:	99.8%
Expected dividend yield:	1.80%

The Company estimated the expected volatility based on volatility of historical weekly stock prices for the three years prior to the date of grant. The risk-free interest rate assumption is based upon the average daily closing rates during the preceding quarter for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life assumptions are established through the review of annual historical employee exercise behavior of option grants with similar vesting periods.

The options vest in accordance with the terms of the agreements entered into by the Company and the grantee of the options.

The options granted under the Option Plan resulted in a compensation expense of $60, $14 and $12 for the years ended March 31, 2008, 2009 and 2010, respectively, which is included in selling, general and administrative expenses. Options awards granted in 2008 are generally with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally have a vesting period of 1 year.

As of March 31, 2009, there was no unrecognized compensation cost related to non-vested stock options granted under the Option Plan. There were no non-vested stock options as at March 31, 2009.

As of March 31, 2010, there was $19 of unrecognized compensation cost related to non-vested stock options granted under the Option Plan. The cost was expected to be recognized over a weighted-average period of 219 days.

17. STOCK OPTIONS - continued

A summary of stock option activity during the three years ended March 31, 2010 is as follows:

	Number of underlying common shares	Weighted average exercise price	Weighted Average fair value per stock Option	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at March 31, 2007	140,250	$ 3.61	$ 1.11	3.61	
Granted	55,000	4.03	1.12		
Exercised	(11,000)	3.43	1.09		
Outstanding at March 31, 2008	184,250	3.58	1.11	2.93	
Lapsed	(16,750)	2.87	1.21		
Outstanding at March 31, 2009	167,500	3.65	1.10	2.14	
Granted	33,000	1.65	0.95		
Lapsed / cancelled	(3,000)	(3.5)	1.09		
Outstanding at March 31, 2010	197,500	$ 3.32	$ 1.67	2.75	$ 29
Exercisable at March 31, 2010	164,500	$ 3.99	$ 1.10	1.63	$ –

No stock options were exercised during the year ended March 31, 2009 and March 31, 2010.

18. STOCK COMPENSATION

The Company entered into an employment contract with the Company's Chief Executive Officer on April 1, 2004, which entitles the director to an annual bonus of 29,154 common shares upon completion of his service with the Company for the years ended from March 31, 2004 to 2009. The grant date of the share award was determined to be April 1, 2004.

The shares were issued to the officer in 2008 and 2009, and the Company recorded a compensation expense of $160 for each of the years ended March 31, 2008 and 2009, based on the fair value of the shares granted as of April 1, 2004, which is included in selling, general and administrative expenses. No such shares were issued, nor was such compensation expense recorded for the year ended March 31, 2010.

19. RELATED PARTY TRANSACTION

Pursuant to an agreement dated November 18, 2009, the Company transferred 19% financial interest in Kayser Wuxi to Mr. You Ming for no consideration. Mr. You Ming held 10% financial interest in Kayser Wuxi immediately prior to such agreement, and is the legal representative and a key employee of Kayser Wuxi. The Company has assessed and concluded that any fair value attributable to the 19% financial interest transferred to Mr. You Ming would be insignificant. As a result of such transfer, the Company holds 71% financial interest in Kayser Wuxi whilst Mr. You Ming holds the remaining 29%.

20. SEGMENT INFORMATION

The Company's chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

20. SEGMENT INFORMATION- continued

During the year ended March 31, 2009, there was a change to the internal financial reporting information to the Company's chief operating decision maker leading to a change in the Company's operating segments from four segments (Metal stamping and mechanical OEM; Electric OEM; Cameras and underwater products; and Clocks and watches) to two segments (Metal stamping and mechanical OEM; and Electric OEM). Amounts for fiscal years 2007 and 2008 have been restated to conform to current management view. Intersegment sales arise from transfer of goods between subsidiaries. These sales are generally at price consistent with what the

Company would charge third parties for similar goods. A summary of the net sales, profitability information and asset information by segment and geographical areas is shown below:

	Year ended March 31,		
	2008	2009	2010
Net sales:			
Metal stamping and Mechanical OEM:			
Unaffiliated customers	$ 23,363	$ 22,332	$ 13,922
Intersegment sales	3,278	5,199	6,220
	26,641	27,531	20,142
Electric OEM:			
Unaffiliated customers	9,801	11,397	7,817
Intersegment sales	1,382	9,380	3,756
	11,183	20,777	11,573
Corporate:			
Intersegment sales	344	-	-
Intersegment eliminations	(5,004)	(14,579)	(9,976)
Total net sales	$ 33,164	$ 33,729	$ 21,739

	Year ended March 31,		
	2008	2009	2010
Operating income (loss):			
Metal stamping and Mechanical OEM	$ (932)	$ 889	$ 448
Electric OEM	(902)	234	20
Corporate	(443)	(242)	(135)
Total operating (loss) income	$ (2,277)	$ 881	$ 333
Interest expense:			
Metal stamping and Mechanical OEM	$ 210	$ 126	$ 35
Electric OEM	15	15	12
Total interest expense	$ 225	$ 141	$ 47
Depreciation and amortization expense:			
Metal stamping and Mechanical OEM	$ 553	$ 529	$ 359
Electric OEM	249	225	260
Corporate	28	28	16
Total depreciation and amortization	$ 830	$ 782	$ 635
Capital expenditure:			
Metal stamping and Mechanical OEM	$ 472	$ 84	$ 47
Electric OEM	71	20	69
Corporate	3	-	-
Total capital expenditure	$ 546	$ 104	$ 116

20. SEGMENT INFORMATION- continued

	As of March 31,	
	2009	2010
Total assets:		
Metal stamping and Mechanical OEM	$ 11,157	$ 11,359
Electric OEM	6,628	4,949
Corporate	26	44
Total assets	$ 17,811	$ 16,352

	As of March 31,	
	2009	2010
Long-lived assets:		
Metal stamping and Mechanical OEM	$ 1,591	$ 1,292
Electric OEM	1,249	759
Corporate	-	-
Total long-lived assets	$ 2,840	$ 2,051

All of the Company's sales are coordinated through its head office in Hong Kong. The Company's sales by geographic destination are analyzed as follows:

	Year ended March 31,		
	2008	2009	2010
Net sales:			
Hong Kong and China	$ 16,457	$ 14,290	$ 7,584
Other Asian countries	238	194	943
Europe	14,426	16,031	11,738
United States of America	1,960	2,949	1,152
Others	83	265	322
	$ 33,164	$ 33,729	$ 21,739

The locations of the Company's long-lived assets are as follows:

	March 31,	
	2009	2010
Hong Kong and China	$ 2,840	$ 2,051
	$ 2,840	$ 2,051

21. SUBSEQUENT EVENT

In April 2010, all of the 37,800 treasury shares of common stock, which had been outstanding as of March 31, 2010, were retired and cancelled.

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CORPORATE INFORMATION

Current Board of Directors:

Roland W. Kohl, Chief Executive Officer
Satoru Saito, Sales Director, Metal Stamping*
May Tsang Shu Mui, Chief Administrative Officer*
Uri Bernhard Oppenheimer
Tiko Aharonov
Dirk Hermann*
Shlomo Tamir
Kevin Yang Kuang Yu
Irene Wong Ping Yim
Brian Geary
George Leung Wing Chan

* Denotes directors that will not stand for re-election at the annual meeting of shareholders currently scheduled to be held on August 17, 2010.

Corporate Offices:

Suite No. 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories
Hong Kong
Tel. (852) 2344-4248

Officers:

Roland W. Kohl, Chief Executive Officer
Satoru Saito, Sales Director, Metal Stamping Operations
May Tsang Shu Mui, Chief Administrative Officer
Po S. Fong, Chief Financial Officer, Secretary
Holger Will, Chief Operating Officer

Auditors:

AGCA, Inc.
Arcadia, CA

Securities Counsel:

TroyGould Prof. Corp.
Los Angeles, California, USA

Securities Listing:

NASDAQ Capital Market
Common Shares: HIHO

Investor Relations:

Maier & Company, Inc.
Los Angeles, California, USA
Tel. (310) 442-9852
info@maierco.com

Registrar and Transfer Agent:

Computershare
Glendale, California, USA
Tel. (818) 254-3166

Website:

http://www.highwayholdings.com



A Fully Integrated Manufacturer for Components, Assemblies, Products